As filed with the Securities and Exchange Commission on January 19, 2006
File No. 333-129145

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
EUROSEAS LTD.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	Not Applicable

(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification No.)
Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece
011 30 210 6105110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Seward & Kissel LLP
Attention: Lawrence Rutkowski, Esq.
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 574-1200
Facsimile: (212) 480-8421

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Lawrence Rutkowski, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 574-1200
Facsimile: (212) 480-8421
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 19, 2006
EUROSEAS LTD.
             This prospectus relates to offers and sales from time to time by the persons identified in this prospectus of up to 7,026,993 currently outstanding shares of our common stock, par value $0.01 per share, 1,756,743 shares of our common stock issuable upon the exercise of warrants outstanding as of the date of this prospectus and up to 818,604 shares of our common stock to be issued to certain affiliates of Cove Apparel Inc. (“Cove”) who are holders of outstanding common stock of Cove, in connection with the merger of Cove with our subsidiary, Euroseas Acquisition Company Inc. (“EuroSub”). We refer to each person that may sell shares under this prospectus as a selling shareholder. This is the initial public offering of our common stock. This prospectus does not cover the issuance of any shares of common stock by us. We have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.
      Our common stock is not currently listed on any United States of America national stock exchange or the Nasdaq Stock Market. We have filed an application to list our common stock on the Nasdaq National Market and have reserved the symbol “ESEA.” We cannot assure you that such listing will be obtained. If such listing is not obtained, we will seek to list our common stock on the OTC Bulletin Board or another exchange.
      The selling shareholders may sell the shares of common stock from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling shareholders may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling shareholders, purchasers in connection with sales of the shares of common stock, or both. Additional information relating to the distribution of the shares of common stock by the selling shareholders can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an updated prospectus that will be included in a post-effective amendment to the registration statement. Any other material changes to the prospectus will also be included in a post-effective amendment to the registration statement.
      We will not receive any proceeds from sales of shares of our common stock by the selling shareholders.
       Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is [                    ], 2006

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC. Under this registration process, the selling shareholders referred to in this prospectus may offer and sell from time to time up to 7,026,993 currently outstanding shares of our common stock, 1,756,743 shares of our common stock issuable upon the exercise of warrants outstanding at an exercise price of $3.60 per share and held by the selling shareholders as of the date of this prospectus and 818,604 shares of our common stock to be issued to certain affiliates of Cove who are holders of outstanding common stock of Cove, in connection with the merger of Cove with EuroSub.
      This prospectus does not cover the issuance of any shares of common stock by us, and we will not receive any of the proceeds from any sale of shares by the selling shareholders. We have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.
      Information about the selling shareholders may change over time. Any changed information given to us by the selling shareholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling shareholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling our common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.
HOW TO OBTAIN ADDITIONAL INFORMATION
      This prospectus incorporates important business and financial information about us that is not included in or delivered with the document. If you would like to receive this information or if you want additional copies of this document, such information is available without charge upon written or oral request. Please contact the following:
Euroseas Ltd.
Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi
Greece
Attn: Aristides J. Pittas
Telephone: 011 30 210 6105110
or
Euroseas Ltd.
Mr. Anastasios Aslidis
2693 Far View Drive
Mountainside, New Jersey 07092
Telephone: (908) 301-9091
      Please see “Where You Can Find Additional Information” to find out where you can find more information about us.
      You should only rely on the information contained in this prospectus. We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

ii

PROSPECTUS SUMMARY
      This summary highlights selected information from this prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire prospectus. In this prospectus, the words “Euroseas,” “Company,” “we,” “our,” “ours” and “us” refer to Euroseas Ltd., and its subsidiaries, unless otherwise stated or the context requires.
The Offering
      The selling shareholders named in this prospectus are offering up to 7,026,993 currently outstanding shares of our common stock, par value $0.01 per share, 1,756,743 shares of our common stock issuable upon the exercise of warrants outstanding as of the date of this prospectus and up to 818,604 shares of our common stock to be issued to certain affiliates of Cove who are holders of outstanding common stock of Cove, in connection with the merger of Cove with EuroSub. We will not receive any of the proceeds from the sale of the shares. Each selling shareholder will sell the shares whenever it chooses to do so at varying prices to be determined at the time of each sale either based upon prevailing market conditions or at negotiated prices. Various factors were considered in determining the offering price of our securities, such as our revenues and net income, market conditions in the shipping industry and the stock prices and valuations of other dry bulk shipping companies. Other factors include the price of the shares and warrants we issued in our private placement transaction. In the private placement, we issued 7,026,993 shares of common stock at a price of $3.00 per share, as well as warrants to purchase an additional 1,756,743 shares of common stock. The warrants have a five year term and an exercise price of $3.60. We cannot predict at what prices our securities will be sold by the selling shareholders. This offering will continue until the earlier of (i) two years following the date the accompanying registration statement is declared effective, and (ii) such time as all securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act.
Our Company
      We are Euroseas Ltd., an independent commercial shipping company that operates in the drybulk and container shipping markets through our wholly-owned subsidiaries. We were formed on May 5, 2005 under the laws of the Republic of the Marshall Islands. Our principal offices are located in Maroussi, Greece and our telephone number is 011 30 210 6105110.
      Our fleet consists of five drybulk carriers and three containerships with an aggregate of 190,904 deadweight tons, or dwt, for the five drybulk carriers and 66,100 dwt and 4,636 twenty-foot equivalent units, or teu, total capacity, for the three containerships. We own our eight vessels through eight separate wholly-owned subsidiaries. The names of our wholly-owned subsidiaries that own each vessel and the vessel each owns are as follows:

Vessel
Owner		Country of Incorporation	Name	Flag

1)	Diana Trading Ltd.	Republic of the Marshall Islands	IRINI	Marshall Islands
2)	Alterwall Business Inc.	Republic of Panama	YM QINGDAO I	Panamanian
3)	Allendale Investments S.A.	Republic of Panama	KUO HSIUNG	Panamanian
4)	Alcinoe Shipping Limited	Republic of Cyprus	PANTELIS P.	Cypriot
5)	Searoute Maritime Limited	Republic of Cyprus	ARIEL	Cypriot
6)	Oceanpride Shipping Limited	Republic of Cyprus	JOHN P.	Cypriot
7)	Oceanopera Shipping Limited	Republic of Cyprus	NIKOLAOS P.	Cypriot
8)	Salina Shipholding Corp.	Republic of the Marshall Islands	ARTEMIS	Marshall Islands

Our Fleet
      The following table presents certain information concerning our current fleet:

		Country			TEU
Vessel	Dwt	Built	Year Built	Type	Capacity

IRINI	69,734	Japan	1988	Dry Bulk	N/A
YM QINGDAO I	18,253	Japan	1990	Containership	1,269
KUO HSIUNG	18,154	Japan	1993	Containership	1,269
PANTELIS P.	26,354	Scotland	1981	Dry Bulk	N/A
ARIEL	33,712	Japan	1977	Dry Bulk	N/A
JOHN P.	26,354	Scotland	1981	Dry Bulk	N/A
NIKOLAOS P.	34,750	Spain	1984	Dry Bulk	N/A
ARTEMIS	29,693	Croatia	1987	Containership	2,098
Management of Our Fleet
      The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, an affiliated company, under management contracts with each ship-owning company. These services include technical management, such as managing day-to-day vessel operations including supervising the crewing, insuring the fleet, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter opportunities and certain accounting services.
Our Competitive Strengths
      We believe that we possess the following competitive strengths:

•	Experienced Management Team. Our management team has significant experience in operating drybulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business. Our main shareholding family has over 100 years experience in shipping and enjoys a well established reputation. The Pittas family roots in shipping go back four generations to the 19th century. Nikolaos Pittas started the family business more than 125 years ago and has been followed by his sons and his grandsons, one of whom is Mr. John Pittas, a controlling shareholder of Friends Investment Company Inc. (“Friends”), the largest shareholder of Euroseas. Aristides J. Pittas, his son, is the CEO, President, Chairman of the Board and a Director of Euroseas. Aristides P. Pittas, his nephew, is the Vice-Chairman of the Board and a Director of Euroseas. This experience enables management, among other things, to identify suitable shipping opportunities and time its investments in an efficient manner.

•	Strong Customer Relationships. Through Eurobulk, our ship management company, and Eurochart, our chartering broker, we have many long-established customer relationships with major charterers and shipping pools (Klaveness), and we believe we are well regarded within the international shipping community.

•	Profitable Operations to Date. The Pittas family, the principal owners of Eurobulk and of our largest shareholder, has operated vessels over the past 125 years. The vessels have been operated through various partnerships and different entities over these years. In 1995, the Pittas family separated its interests from Oceanbulk Maritime S.A. and formed Eurobulk in order to manage and operate its own vessels. Since the inception of Eurobulk, all vessel acquisitions have been profitable and the group’s results, on a consolidated basis, have been profitable for each of the last five years. This was achieved by carefully selecting secondhand vessels, competitively commissioning and actively supervising cost-efficient shipyards to perform repairs, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well-trained masters, officers and crews. We believe that this combination allows us to minimize off-hire periods, effectively manage insurance costs, and control overall operating expenses.

Our Business Strategy
      Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in drybulk and feeder containership vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Eurobulk. Representing a continuous shipowning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate dry bulk and containership vessels of any age. We continuously evaluate sale-and-purchase opportunities, as well as long term employment opportunities for our vessels. Additionally, with the proceeds from our recent private placement transaction, we plan to expand our fleet to increase our revenues and make our drybulk carrier and containership feeder fleet more cost efficient and more attractive to our customers. In furtherance of our business strategy, we signed a memorandum of agreement to purchase a containership called m/v Roseleen (ex Sea Arrow, to be renamed Artemis) that was built in 1987, with 2,098 teu. The vessel was delivered into our fleet on November 25, 2005. The vessel cost approximately $20.65 million and was initially paid for through the proceeds of the Private Placement and our working capital. On December 28, 2005, we concluded debt financing for $15.5 million to fund part of the acquisition of the vessel. We are presently in negotiations for the purchase of additional vessels but none of these negotiations has yet resulted in a binding contract.
Dividend Policy
      Our policy is to declare and pay quarterly dividends to shareholders from our net profits each February, May, August and November, in amounts the Board of Directors may from time to time determine are appropriate. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels. However, we do not believe that the acquisition of vessels to our fleet will impact our dividend policy of paying quarterly dividends to our shareholders out of our net profits. We believe that the addition of vessels to our fleet in the future should enable us to pay a higher dividend per share than we would otherwise be able to pay without additional vessels since such additional vessels should increase our earnings. However, we cannot give any current estimate of what dividends may be in the future since any such dividend amounts will depend upon the amount of revenues those vessels are able to generate and the costs incurred in operating such vessels. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors.
Recent Developments
Private Placement
      On August 25, 2005, we raised approximately $21 million in gross proceeds from the Private Placement of our securities to a number of institutional and accredited investors. In the Private Placement, we issued 7,026,993 shares of common stock at a price of $3.00 per share, as well as warrants to purchase an additional 1,756,743 shares of common stock. The warrants have a five year term and an exercise price of $3.60 per share. As a condition to the Private Placement, we agreed to execute a merger agreement with Cove.
Merger with Cove
      Considering the size of our company and the number of shareholders, our placement agent, Roth Capital, advised us that a merger with a public shell company, such as Cove, was necessary to have a successful Private Placement. Roth Capital advised us that the merger with Cove would give us access to a company with a public listing whose shares could trade and help develop a market for our common stock. It would also increase the number of shareholders that could participate in the merger and become Euroseas’ shareholders, thus increasing the likelihood of obtaining a listing on a national stock exchange and providing greater liquidity for the shareholders. This type of transaction would also reduce the uncertainty attendant to an underwritten initial public offering and the possibility that any such offering might not be successfully consummated in view of our size and the then prevailing market conditions. As part of the Private Placement transaction documents, the investors included a condition that we enter into such a merger agreement. The Private Placement would not have occurred unless we agreed to enter into the merger with Cove.
      On August 25, 2005, Cove, certain stockholders of Cove, referred to as the “Cove Principals,” EuroSub and Euroseas, signed an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which we, through our wholly-owned subsidiary, EuroSub, agreed to acquire Cove in exchange for shares of our common stock (the “Merger”). Cove’s stock is listed on the OTC Bulletin Board under the symbol “CVAP.OB.”. Cove has nominal operations. Its revenues from inception through June 30, 2005 have been $20,966. The Merger Agreement provides for the merger of Cove into EuroSub, with Cove stockholders receiving 0.102969 shares of Euroseas common stock for each share of Cove common stock owned. The Merger is subject to a number of conditions and we cannot assure you that the Merger will be consummated. We have filed a registration statement under Form F-4 with respect to the Merger and we refer you to that registration statement for more information about the Merger.
Declaration and Payment of Dividend
      Our Board of Directors recently declared a dividend in the amount of $0.07 per share which (i) was paid on or about December 19, 2005 to those holders of record of common stock of Euroseas on December 16, 2005, and (ii) (A) is payable to the stockholders of Cove who are entitled to receive shares of Euroseas common stock in connection with Cove’s merger with EuroSub, with such payment being made only to those holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove shares for shares of Euroseas common stock (assuming such merger is consummated), or (B) is payable to Friends if such merger is not consummated since Friends will be issued the shares that would have otherwise been issued in the Merger.
Authorization Of 1:2 Reverse Stock Split
      On November 2, 2005, our Board of Directors authorized a 1:2 reverse stock split. Management was authorized to decide not to proceed with the reverse stock split if it determines that it is no longer in the best interests of the Company and its shareholders. No date for the split has been set and management has not indicated whether it will or will not proceed with the split. No effect has been given in this prospectus to the proposed reverse stock split.
Acquisition of Vessel
      On November 25, 2005 we took delivery of a containership called m/v Roseleen (ex Sea Arrow, to be renamed Artemis) that was built in 1987, with 2,098 teu and 29,693 dwt. The purchase price of the vessel was approximately $20.65 million as compared to a book value of $32.98 million of our other seven vessels as of June 30, 2005, and reflects the type and age of the vessel and market conditions at the time of the acquisition.
      M/V Artemis is larger but older than our other two containerships. It is larger than three of our dry bulk carriers in terms of dwt capacity and younger than four of our dry bulk carriers. Generally, the larger and younger a vessel is, the higher its market value. Additionally, containerships are typically more expensive than dry bulk carriers of the same age and size (in terms of dwt capacity). Furthermore, vessel market values and rates during 2005 have been significantly higher than in the period 1993-2002 for both containerships and dry bulk carriers. All of these factors explain the higher book value of m/v Artemis as compared to our other vessels which were purchased over the period 1993-2002 at different market conditions and have since been depreciated as required.
      The acquisition of m/v Artemis increases our containership fleet to three vessels, all under long term charters, and expands the fixed revenue base of our operations. The acquisition was initially to be paid for with the proceeds of the Private Placement and our working capital. On December 28, 2005, we concluded debt financing for $15.5 million to fund part of the acquisition of the vessel. We are presently in negotiations for the purchase of additional vessels but none of these negotiations has yet resulted in a binding contract.

SUMMARY CONSOLIDATED FINANCIAL DATA
      The following information shows summary historical financial data for Euroseas. We derived this information from our audited financial statements for the years ended December 31, 2002, 2003 and 2004 included in this prospectus and our unaudited financial statements for the six months ended June 30, 2004 and 2005 also included in this prospectus. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management’s Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical results included below and elsewhere in this prospectus are not indicative of our future performance.

	Year Ended December 31,			Six Months Ended June 30,
Euroseas Ltd. — Summary Historical
Financials	2002	2003	2004	2004	2005

	(All amounts in U.S. dollars)
Statement of Income Data
Voyage revenue	15,291,761	25,951,023	45,718,006	21,321,769	23,833,736
Commissions	(420,959)	(906,017)	(2,215,197)	(1,018,218)	(1,340,228)
Voyage expenses	531,936	436,935	370,345	60,829	131,903
Vessel operating expenses	7,164,271	8,775,730	8,906,252	4,727,324	4,270,787
Management fees	1,469,690	1,722,800	1,972,252	1,007,771	965,384
Amortization and depreciation(1)	4,053,049	4,757,933	3,461,678	1,640,565	1,824,322
Net gain on sale of vessel	—	—	2,315,477	2,315,477	—
Interest and finance cost	(799,970)	(793,257)	(708,284)	(297,916)	(545,719)
Derivative gain/(loss)	—	—	27,029	11,000	(82,029)
Foreign exchange gain/(loss)	2,849	(690)	(1,808)	(3,734)	312
Interest income	6,238	36,384	187,069	18,535	89,698
Other income/(expenses), net	(790,883)	(757,563)	(495,994)	(272,115)	(537,738)
Equity in earnings/(losses)	30,655	(167,433)	—	—	—
Net income for the period	891,628	8,426,612	30,611,765	14,910,424	14,763,374
Balance Sheet Data (at period end)
Current Assets	3,192,345	9,409,339	16,461,159	12,404,490	11,276,109
Vessels, net book value	45,254,226	41,096,067	34,171,164	35,434,642	32,978,300
Deferred charges, net	596,262	929,757	2,205,178	1,996,885	2,357,775
Investment in associate	1,216,289	22,856	—	—	—
Total assets	50,259,121	51,458,019	52,837,501	49,836,017	46,612,184
Current liabilities, including current portion of long-term debt	10,878,488	8,481,773	13,764,846	10,332,710	18,341,155
Long-term debt, including current portion	23,845,000	20,595,000	13,990,000	15,126,220	41,400,000
Common stock	297,542	297,542	297,542	297,542	297,542
Total shareholders’ equity	21,285,634	27,486,246	31,112,655	30,634,170	1,651,029
Other Financial Data
Net cash provided by operating activities	5,631,343	10,956,132	34,208,693	13,382,837	8,157,781
Net cash paid to (received from) related party	(177,169)	482,778	(3,541,236)	(108,277)	8,621,660
Net cash from investing activities	(17,036,079)	214,832	6,756,242	6,722,524	(1,230,155)
Net cash used in financing activities	12,247,355	(4,778,000)	(33,567,500)	(17,231,280)	(16,972,500)
Earnings per share, basic and diluted	0.03	0.28	1.03	0.50	0.50
Cash Dividends/Return of capital, declared per common share	0.02	0.04	0.91	0.40	1.49
Weighted average number of shares outstanding during the period	29,754,166	29,754,166	29,754,166	29,754,166	29,754,166
Cash paid for common stock dividend declared/return of capital	687,500	1,200,000	26,962,500	11,762,500	44,225,000 (2)

(1)	In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per light ton to better reflect market price developments in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount. In addition, in 2004, the estimated useful life of the vessel m/v Ariel was extended from 28 years to 30 years since the vessel performed dry-docking in the current year and it is not expected to be sold until year 2007. M/V Widar was sold in April 2004. Depreciation expense for m/v Widar for the year ended December 31, 2004 amounted to $136,384 compared to $409,149 in 2003.

(2)	This amount reflects a dividend in the amount of $27,525,000 and a return of capital in the amount of $16,700,000. The total payment to shareholders made in 2005 is in excess of previously retained earnings because the Company decided to distribute to its original shareholders in advance of going public most of the profits relating to the Company’s operations up to that time and to recapitalize the Company. This one-time dividend cannot be considered indicative of future dividend payments and the Company refers you to the other sections in this prospectus for a clearer understanding of the Company’s dividend policy.

RISK FACTORS
      Any investment in our stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for and ownership of our common stock. Any of the risk factors could significantly and negatively affect our business, financial condition, operating results and common stock price. The following risk factors describe the material risks that are presently known to us.
Risk Factors Relating To Our Common Stock

There may not be an active market for our shares, which may cause our shares to trade at lower prices and make it difficult to sell your shares.
      There is currently no public market for our shares. We cannot assure you that we will be successful in obtaining a public listing for our stock or that an active trading market for our shares will develop or be sustained. We cannot predict at this time how actively our shares will trade in the public market or whether the price of our shares in the public market will reflect our actual financial performance.

The price of our shares may be volatile and less than you originally paid for such shares.
      The price of our shares may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.
      The international drybulk and containership shipping industries have been highly unpredictable and volatile. The market for common shares of companies in these industries may be equally volatile. Our shares may trade at prices lower than you originally paid for such shares.

Our Articles of Incorporation and Bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers.
      Our current Articles of Incorporation and Bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified board of directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. These provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent directors and officers.

Industry Risk Factors

The cyclical nature of the shipping industry may lead to volatile changes in freight rates which may reduce our revenues and net income.
      We are an independent shipping company that operates in the drybulk and containership shipping markets. Our profitability is dependent upon the freight rates we are able to charge. The supply of and demand for shipping capacity strongly influences freight rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates which may reduce our revenues and net income.
      In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.

The value of our vessels may fluctuate, adversely affecting our earnings, liquidity and causing it us breach our secured credit agreements.
      The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry;

•	supply of drybulk and containership vessels;

•	demand for drybulk containership vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.
      As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk and container vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.
      Due to the fact that the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, any determination that a vessel’s remaining useful life and earnings requires an impairment of its value on our financial statements could result in a charge against our earnings and a reduction in our shareholders’ equity. Any change in the assessed value of any of our vessels might cause a violation of the covenants of each secured credit agreement which in turn might restrict our cash and affect our liquidity. All of our credit agreements provide for a minimum security maintenance ratio. If the assessed value of our vessels declines below certain thresholds, we will be deemed to have violated these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed value of our vessels and the value such vessels are required to maintain pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. Further, future loans that we may agree to may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than such vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

Although charter rates in the international shipping industry reached historic highs recently, future profitability will be dependent on the level of charter rates and commodity prices.
      Charter rates for the international shipping industry have reached record highs during the past year; however, recently rates have declined. We anticipate that the future demand for our drybulk carriers and containership vessels and the charter rates of the corresponding markets will be dependent upon continued economic growth in China, India and the world economy, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. For instance, given that as of the end of 2004 the capacity of the worldwide container vessel fleet was approximately 7.4 million teu, with approximately 3.4 million teu of additional capacity on order, the growing supply of container vessels may exceed future demand, particularly in the short term. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.
      The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Some of the factors that influence demand for vessel capacity include:

•	supply and demand for drybulk and containership commodities, and separately for containerized cargo;

•	global and regional economic conditions;

•	the distance drybulk and containership commodities are to be moved by sea; and

•	changes in seaborne and other transportation patterns.
      Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	the number of vessels that are laid up; and

•	changes in global drybulk and containership commodity production and manufacturing distribution patterns of finished goods.

An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business.
      A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

We may become dependent on spot charters in the volatile shipping markets, which can result in decreased revenues and/or profitability.
      Although most of our vessels are currently under longer term time charters, in the future, we may have more of these vessels and/or any newly acquired vessels on spot charters. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
      Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.
      The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s (“IMO’s”) International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels and Eurobulk, our ship management company, are ISM Code-certified, however, there can be no assurance that such certification will be maintained indefinitely.
      Although the United States of America is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
      The United States Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in the U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.
      While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk carriers. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse affect on our financial condition.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.
      Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
      International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.
      It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Rising fuel prices may adversely affect our profits.
      Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices have been at historically high levels recently, but shipowners have not really felt the effect of these high prices because the shipping markets have also been at high levels. Any increase in the price of fuel may adversely affect our profitability. Further, fuel may become much more expensive in future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain loan covenants of our third-party indebtedness.
      The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention (“SOLAS”). Our vessels are currently classed with Lloyd’s Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security (“ISPS”) certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk.
      A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.
      If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our loan agreements.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.
      Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.
      In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
      A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and net income or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.
      Terrorist attacks such as the attacks on the United States of America on September 11, 2001, on London, England on July 7, 2005, and the response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all.
      Terrorist attacks may also negatively affect our operations and financial condition and directly impact its vessels or its customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition and costs.
Company Risk Factors

We will depend entirely on Eurobulk to manage and charter our fleet.
      We currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, an affiliated company with which we are under common control. The loss of Eurobulk’s services or its failure to perform its obligations to us could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against Eurobulk if it defaults on its obligations to us, you will have no recourse against Eurobulk. Further, we expect that we will need to seek approval from our lenders to change Eurobulk as our ship manager.

Because Eurobulk is a privately held company, there is little or no publicly available information about it and we may get very little advance warning of operational or financial problems experienced by Eurobulk that may adversely affect us.
      The ability of Eurobulk to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Eurobulk’s financial strength. Because Eurobulk is privately held it is unlikely that information about its financial strength would become public unless Eurobulk began to default on its obligations. As a result, there may be little advance warning of problems affecting Eurobulk, even though these problems could have a material adverse effect on us.

We and our principal officers have affiliations with Eurobulk that could create conflicts of interest detrimental to us.
      Our principal officers are also principals, officers and employees of Eurobulk, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and Eurobulk. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers that may be managed in the future by Eurobulk. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Eurobulk and vice versa. Eurobulk does not presently manage any vessels other than those owned by Euroseas. In the past, Eurobulk has managed vessels where the Pittas family was a minority shareholder but never any where there was no Pittas participation at all. There have never been any conflicts of interest that were resolved in a manner unfavorable to Euroseas or its predecessors. However, it is possible that in the future Eurobulk may manage vessels which will not belong to Euroseas and in which the Pittas family may have controlling, little or even no power or participation and where such conflicts may arise. There can be no assurance that Eurobulk will resolve all conflicts of interest in a manner beneficial to us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
      We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

We may not be able to pay dividends.
      Subject to the limitations discussed below, we currently intend to pay cash dividends on a quarterly basis. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements. Over the period January 1, 2002 to June 30, 2005, we paid substantially all of our net income as dividends usually on an annual basis without having been restricted by our loan agreements.
      If we are not successful in acquiring additional vessels, any unused net proceeds from our recent private placement offering may be used for other corporate purposes or held pending investment in other vessels. Identifying and acquiring vessels may take a significant amount time. The result may be that proceeds of the offering are not invested in additional vessels, or are so invested but only after some delay. In either case, we will not be able to earn charterhire consistent with our current anticipations, and our profitability and our ability to pay dividends will be affected.
      In addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. However, there can be no assurance that dividends will be paid.

Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.
      Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.
      In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.
      We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.
      Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) obtaining additional qualified personnel, (2) managing relationships with customers and suppliers and (3) integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.
      We have incurred secured debt under loan agreements for our vessels and currently expect to incur additional secured debt in connection with our acquisition of other vessels. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.
      Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.
      Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain the lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing future debt would limit funds available for other purposes.
      To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of June 30, 2005, we had total bank debt of approximately $40 million. If we were unable to service our debt, it could have a material adverse effect on our financial condition and results of operations.
      A rise in interest rates could cause an increase in our costs and have a material adverse effect on our financial condition and results of operations. We have purchased, and may purchase in the future, vessels under loan agreements that provide for periodic interest payments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could have a material adverse effect on our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
      The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.
      Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Eurobulk to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot assure you that Eurobulk will be able to continue to hire suitable employees as we expand our fleet. If Eurobulk’s unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.
      We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.
      Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

In the highly competitive international drybulk and containership shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.
      We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of drybulk and containership cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
      Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain “key man” life insurance on any of our officers.

Risks involved with operating ocean going vessels could affect our business and reputation, which may reduce our revenues.
      The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.
      The involvement of any of the vessels in an environmental disaster may harm our reputation as a safe and reliable vessel operator. Any of these circumstances or events could increase our costs or lower our revenues.

Our vessels may suffer damage and it may face unexpected drydocking costs, which could affect our cash flow and financial condition.
      If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.
      Although we inspect the secondhand vessels prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
      In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
      Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
      We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defence insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, we cannot assure that the insurers will not default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition and results of operations.

Our operations outside the United States of America expose it to risks of mining, terrorism and piracy that may interfere with the operation of our vessels.
      We are an international company and primarily conducts our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. The likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. We are not fully insured against any of these risks. In addition, future hostilities or other political instability in regions where our vessels trade could have a material adverse effect on our trade patterns and adversely affect our operations and performance.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.
      Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States of America. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain jurisdictions in the United States of America. Shareholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States of America.

Obligations associated with being a public company will require significant company resources and management attention
      We have operated as a private company since our inception. We will be subject to the reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will have to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We have applied to list the common stock on the Nasdaq National Market and, if approved, will be subject to the listing requirements of the Nasdaq National Market. We cannot assure you that such listing will be obtained. If such listing is not obtained, we will seek to list our common stock on the OTC Bulletin Board or another exchange.
      We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Our historical financial and operating data may not be representative of our future results because we are a newly formed company with no operating history as a stand-alone entity or as a publicly traded company.
      Our historical financial and operating data may not be representative of our future results because we are a newly formed company with no operating history as a stand-alone entity or as a publicly traded company. Our combined financial statements included in this prospectus have been carved out of the consolidated financial statements of shipowning companies managed by Eurobulk and majority owned by the Pittas family. Consistent with shipping industry practice, we have not obtained, nor do we present in this prospectus, historical operating data for our vessels prior to their acquisition. Although our results of operations, cash flows and financial condition reflected in we have combined financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure.

We depend upon a few significant charterers for a large part of our revenues. The loss of one or more of these charterers could adversely affect our financial performance.
      We have historically derived a significant part of our revenue from a small number of charterers. Our top five customers accounted for approximately 68% of our total revenues for 2004 and 54% of our total revenues for 2003. During the first half of 2005, our top five customers accounted for 60% of our total revenues. If we lose any of these charterers, or if any of these charterers significantly reduce its use of our services or was unable to make charter payments to us, our results of operations, cash flows and financial condition would be adversely affected.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.
      We generate all our revenues in U.S. dollars, but our ship manager, Eurobulk, incurs approximately 30% of vessel operating expenses and we incur general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. We do not currently engage in hedging transactions to minimize our exposure to currency rate fluctuations, but we may do so in the future.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
      A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
      Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.
      There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
      If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations — U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See “Tax Considerations — U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings.
      Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.
      Both before and after the offering, we expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.
      If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% United States federal income tax on the shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.
FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance . Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

•	drybulk and containership market trends, including charter rates and factors affecting vessel supply and demand.
      We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, or the documents to which we refer you in this prospectus, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.
USE OF PROCEEDS
      We will not receive any proceeds from sales of shares of our common stock by the selling shareholders.

CAPITALIZATION
      The following table sets forth our consolidated capitalization at September 30, 2005 on a historical basis and as adjusted to give effect to the Merger.
      As at September 30, 2005, the subsequent event that we have made adjustments for include:

(a) The Merger with Cove in which 1,079,167 newly issued shares are to be issued to the shareholders of Cove, when the Merger is consummated (or to Friends if the Merger is not consummated). Of this amount, 818,604 shares are to be issued to certain affiliates of Cove and are being registered for resale under this prospectus. However, for purposes of the calculations hereunder, we have used the full 1,079,167 amount since all of these shares are expected to be issued in connection with the Merger.

(b) Cash dividend of $2.65 million declared on November 2, 2005 to (i) our shareholders of record on December 16, 2005 and paid on or about December 19, 2005, and (ii) either Cove’s shareholders that will exchange their shares to Euroseas shares, if the Merger with Cove is consummated, or, Friends which will be issued the shares that would have been issued to Cove’s shareholders if the Merger is not consummated. None of the Company’s warrants were exercised.

(c) New loan to finance acquisition of m/v Artemis of $15,500,000 which was drawn down of December 30, 2005; and repayments for loans outstanding as at September 30, 2005 amounting to $4,170,000.

	As of September 30, 2005

		As Adjusted for
		Subsequent Event
	Actual	and This Offering

	(In U.S. dollars)
Debt:
Current portion of long term debt	12,854,998	14,430,000
Total long term debt, net of current portion	24,375,002	34,130,000
Total debt	37,230,000	48,560,000
Shareholders’ equity
Common stock, $.01 par value; 100,000,000 shares authorized on an actual and as adjusted basis; 36,781,159 shares issued and outstanding on an actual basis; 37,860,326 shares issued and outstanding on an as adjusted basis	367,812	378,603
Additional paid-in capital	18,383,781	18,382,990
Retained earnings (deficit)	6,673,708	6,673,708
Dividend declared November 2, 2005	—	(2,650,223)
Total shareholders equity (deficit)	25,425,301	22,785,078
Total capitalization	62,655,301	71,345,078
DILUTION
      Dilution information is provided for both subsequent events: the Private Placement and the Merger with Cove (if consummated, or the issuance of the same number of shares that would have been issued to Cove’s stockholders to Friends otherwise).
      At June 30, 2005, we had net tangible book value of $1.66 million, or $0.06 per share. After giving effect to the sale of 7,026,993 shares of common stock at the price of $3.00 per share and the issuance of 1,079,167 shares of common stock to the shareholders of Cove if the Merger with Cove is consummated, or to Friends if the Merger is not consummated at the rate of $3.00 per share, the pro forma net tangible book value at June 30, 2005 would have been $19.74 million or $0.52 per share. This represents an immediate appreciation in net tangible book value of $0.46 per share to existing shareholders and an immediate dilution of net tangible book value of $2.48 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at June 30, 2005:

Initial offering price per share in the Private Placement	$3.00
Net tangible book value per share as of June 30, 2005	$0.06
Increase in net tangible book value attributable to the new investors	$0.46
Proforma net tangible book value per share after giving effect to this offering	$0.52
Dilution per share to the new investors	$2.48
      Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share.
      The following table summarizes, on a pro forma basis as at June 30, 2005, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock, Cove stockholders (in case the Merger is consummated; Friends will be issued the shares otherwise to be issued to the Cove shareholders without any consideration if the Merger is not consummated) and by the Private Placement investors based upon the Private Placement share price of $3.00 per share.

	Pro Forma Shares
	Outstanding		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	per Share

Existing shareholders	29,754,166	78.6%	$1,651,029	7.3%	$0.06
Cove shareholders	1,079,167	2.8%	$10,000	0.0%	$0.01
New investors	7,026,993	18.6%	$21,080,979	92.7%	$3.00
Total	37,860,326	100.0%	$22,742,008	100.0%	$0.60
      The existing shareholders of the Company, owners of 29,754,166 shares, have acquired their shares by contributing the equity required to purchase the seven vessels the Company owned as of June 30, 2005, plus the m/v Widar which was sold on April 24, 2004 amounting to $18,920,778, or $0.64 per share. Over the period January 1, 2002 to June 30, 2005, the existing shareholders have received dividends and return of capital totaling $73,075,000, or $2.46 per share.

SELECTED HISTORICAL FINANCIAL INFORMATION
      The following information shows selected historical financial data for us. We derived this information from our audited financial statements for the years ended December 31, 2002, 2003 and 2004 included in this prospectus, and our unaudited financial statements for the six months ended June 30, 2004 and 2005 also included in this prospectus. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management’s Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical results included below and elsewhere in this prospectus are not indicative of our future performance.
EUROSEAS HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,			Six Months Ended June 30,

Euroseas Ltd. — Summary Historical Financials(1)	2002	2003	2004	2004	2005

	(All amounts in U.S. dollars)
Statement of Income Data
Voyage revenue	15,291,761	25,951,023	45,718,006	21,321,769	23,833,736
Commissions	(420,959)	(906,017)	(2,215,197)	(1,018,218)	(1,340,228)
Voyage expenses	(531,936)	(436,935)	(370,345)	(60,829)	(131,903)
Vessel operating expenses	(7,164,271)	(8,775,730)	(8,906,252)	(4,727,324)	(4,270,787)
Management fees	(1,469,690)	(1,722,800)	(1,972,252)	(1,007,771)	(965,384)
Amortization and depreciation(2)	(4,053,049)	(4,757,933)	(3,461,678)	(1,640,565)	(1,824,322)
Net gain on sale of vessel	—	—	2,315,477	2,315,477	—
Interest and finance cost	(799,970)	(793,257)	(708,284)	(297,916)	(545,719)
Derivative gain/(loss)	—	—	27,029	11,000	(82,029)
Foreign exchange gain/(loss)	2,849	(690)	(1,808)	(3,734)	312
Interest income	6,238	36,384	187,069	18,535	89,698
Other income/(expenses), net	(790,883)	(757,563)	(495,994)	(272,115)	(537,738)
Equity in earnings/(losses)	30,655	(167,433)	—	—	—
Net income for the period	891,628	8,426,612	30,611,765	14,910,424	14,763,374
Balance Sheet Data (at period end)
Current Assets	3,192,345	9,409,339	16,461,159	12,404,490	11,276,109
Vessels, net book value	45,254,226	41,096,067	34,171,164	35,434,642	32,978,300
Deferred charges, net	596,262	929,757	2,205,178	1,996,885	2,357,775
Investment in associate	1,216,289	22,856	—	—	—
Total assets	50,259,121	51,458,019	52,837,501	49,836,017	46,612,184
Current liabilities, including current portion of long-term debt	10,878,488	8,481,773	13,764,846	10,332,710	18,341,155
Long-term debt, including current portion	23,845,000	20,595,000	13,990,000	15,126,220	41,400,000
Common stock	297,542	297,542	297,542	297,542	297,542
Total shareholders’ equity	21,285,634	27,486,246	31,112,655	30,634,170	1,651,029

	Year Ended December 31,			Six Months Ended June 30,

Euroseas Ltd. — Summary Historical Financials(1)	2002	2003	2004	2004	2005

	(All amounts in U.S. dollars)
Other Financial Data
Net cash provided by operating activities	5,631,343	10,956,132	34,208,693	13,382,837	8,157,781
Net cash paid to (received from) related party	(177,169)	482,778	(3,541,236)	(108,277)	8,621,660
Net cash from investing activities	(17,036,079)	214,832	6,756,242	6,722,524	(1,230,155)
Net cash used in financing activities	12,247,355	(4,778,000)	(33,567,500)	(17,231,280)	(16,972,500)
Earnings per share, basic and diluted	0.03	0.28	1.03	0.50	0.50
Cash Dividends/Return of capital, declared per common share	0.02	0.04	0.91	0.40	1.49
Weighted average number of shares outstanding during the period	29,754,166	29,754,166	29,754,166	29,754,166	29,754,166
Cash paid for common stock dividend declared/return of capital	687,500	1,200,000	26,962,500	11,762,500	44,225,000 (3)

(1)	The Company has not included financial data for the years ended 2000 and 2001 since the Company was only recently formed in May 2005 and incurred significant expense in the preparation of its consolidated financial statements for 2002, 2003 and 2004. The Company believes that it would constitute “unreasonable effort or expense” for it to include the first two years of the Selected Consolidated Financial Data reflecting the discussion by the Staff of the SEC in “International Reporting and Disclosure Issues in the Division of Corporation Finance,” dated October 1, 2003. The Company’s predecessor (which is the separate ship-owning entities that became wholly-owned by the Company subsequent to its formation) prepared financial statements for the years ended December 31, 2000 and 2001 on a basis different from the financial statements included in this prospectus. The Company believes that the effort and cost involved in converting such financial statements into a basis similar to those financial statements included in this prospectus would be unreasonably burdensome.

(2)	In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per light ton to better reflect market price developments in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount. In addition, in 2004, the estimated useful life of the vessel m/v Ariel was extended from 28 years to 30 years since the vessel performed dry-docking in the current year and it is not expected to be sold until year 2007. M/ V Widar was sold in April 2004. Depreciation expense for m/v Widar for the year ended December 31, 2004 amounted to $136,384 compared to $409,149 in 2003.

(3)	This amount reflects a dividend in the amount of $27,525,000 and a return of capital in the amount of $16,700,000. The total payment to shareholders made in 2005 is in excess of previously retained earnings because the Company decided to distribute to its original shareholders in advance of going public most of the profits relating to the Company’s operations up to that time and to recapitalize the Company. This one-time dividend cannot be considered indicative of future dividend payments and the Company refers you to the other sections in this prospectus for a clearer understanding of the Company’s dividend policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with our financial statements and footnotes thereto contained in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this prospectus. Reference in the following discussion to “our” and “us” refer to Euroseas, our subsidiaries and the predecessor operations of Euroseas Ltd., except where the context otherwise indicates or requires.
General
      We are Euroseas, a newly formed Marshall Islands company incorporated in May 2005. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including, among others, iron ore, coal, grain, bauxite, phosphate and fertilizers, as well as containerized cargoes. As of June 30, 2005, our fleet consisted of five drybulk carriers, comprised of one Panamax drybulk carrier and four Handysize drybulk carriers, and two feeder containerships. The total cargo carrying capacity of the five bulk carriers is 190,904 deadweight tons, or dwt, and of the two containerships is 36,407 dwt and 2,538 twenty-foot equivalent units, or teu. All of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the seven vessels transferred their shares in each of the vessels to Euroseas in exchange for shares in Friends Investment Company, Inc. (“Friends”), a 100% owner of Euroseas at that time.
Recent Events
Private Placement
      On August 25, 2005, we raised approximately $21 million in gross proceeds from the Private Placement of its securities to a number of institutional and accredited investors. In the Private Placement, we issued 7,026,993 shares of common stock at a price of $3.00 per share, as well as warrants to purchase an additional 1,756,743 shares of common stock. The warrants have a five year term and an exercise price of $3.60 per share. As a condition to the Private Placement, we agreed to execute a merger agreement with Cove.
Merger with Cove
      Considering the size of our company and the number of shareholders, our placement agent, Roth Capital, advised us that a merger with a public shell company, such as Cove, was necessary to have a successful Private Placement. Roth Capital advised us that the merger with Cove would give us access to a company with a public listing whose shares could trade and help develop a market for our common stock. It would also increase the number of shareholders that could participate in the merger and become Euroseas’ shareholders, thus increasing the likelihood of obtaining a listing on a national stock exchange and providing greater liquidity for the shareholders. This type of transaction would also reduce the uncertainty attendant to an underwritten initial public offering and the possibility that any such offering might not be successfully consummated in view of our size and the then prevailing market conditions. As part of the Private Placement transaction documents, the investors included a condition that we enter into such a merger agreement. The Private Placement would not have occurred unless we agreed to enter into the merger with Cove.
      On August 25, 2005, we executed a definitive agreement with Cove for the merger of Cove with EuroSub. Cove’s stock is listed on the OTC Bulletin Board. Cove has nominal operations. Its revenues from inception through June 30, 2005 have been $20,966. The Merger contemplates Cove’s merger with and into EuroSub, with Cove’s stockholders receiving 0.102969 shares of Euroseas common stock for each share of Cove they presently own. The Merger is subject to a number of conditions, including this registration statement being declared effective by the SEC and approval of the Merger by Cove’s stockholders. We cannot assure you that the Merger will be consummated.

Declaration And Payment of Dividend
      Our Board of Directors recently declared a dividend in the amount of $0.07 per share which (i) was paid on or about December 19, 2005 to those holders of record of common stock of Euroseas on December 16, 2005, and (ii) (A) is payable to the stockholders of Cove who are entitled to receive shares of Euroseas common stock in connection with Cove’s Merger with EuroSub, with such payment being made only to those holders of record of Cove common stock as of the effective date of the Merger and such dividend payment being made upon exchange of their Cove shares for shares of Euroseas common stock (assuming such Merger is consummated), or (B) is payable to Friends if such Merger is not consummated since Friends will be issued the shares that would have otherwise been issued in the Merger.
Authorization Of 1:2 Reverse Stock Split
      On November 2, 2005, our Board of Directors authorized a 1:2 reverse stock split. Management was authorized to decide not to proceed with the reverse stock split if it determines that it is no longer in the best interests of the Company and its shareholders. No date for the split has been set and management has not indicated whether it will or will not proceed with the split. No effect has been given in this prospectus to the proposed reverse stock split.
Acquisition of Vessel
      On November 25, 2005 we took delivery of a containership called m/v Roseleen (ex Sea Arrow, to be renamed Artemis) that was built in 1987, with 2,098 teu and 29,693 dwt. The purchase price of the vessel was approximately $20.65 million as compared to a book value of $32.98 million of our other seven vessels as of June 30, 2005, and reflects the type and age of the vessel and market conditions at the time of the acquisition.
      M/V Artemis is larger but older than our other two containerships. It is larger than three of our dry bulk carriers in terms of dwt capacity and younger than four of our dry bulk carriers. Generally, the larger and younger a vessel is, the higher its market value. Additionally, containerships are typically more expensive than dry bulk carriers of the same age and size (in terms of dwt capacity). Furthermore, vessel market values and rates during 2005 have been significantly higher than in the period 1993-2002 for both containerships and dry bulk carriers. All of these factors explain the higher book value of m/v Artemis as compared to other vessels which were purchased over the period 1993-2002 at different market conditions and have since been depreciated as required.
      The acquisition of m/v Artemis increases our containership fleet to three vessels, all under long term charters, and expands the fixed revenue base of our operations. The acquisition was initially to be paid for with the proceeds of the Private Placement and our working capital. On December 28, 2005, we concluded debt financing for $15.5 million to fund part of the acquisition of the vessel. We are presently in negotiations for the purchase of additional vessels but none of these negotiations has yet resulted in a binding contract.
Operations

Lack of Historical Operating Data for Vessels Before their Acquisition
      Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, we do not conduct historical financial due diligence when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standard agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.
      Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may acquire vessels with a time charter. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.
      When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Factors Affecting Our Results of Operations
      We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•	Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

•	Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

•	Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•	Time Charter Equivalent. A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (containership are chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels.

Basis of Presentation and General Information

•	Voyage revenues. Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market and other factors affecting spot market charter rates in both the drybulk carrier and containership markets.

•	Commissions. We pay commissions on all chartering arrangements of 1-1.25% to Eurochart, one of our affiliates, plus additional commission of usually up to 5% to other brokers involved in the transaction. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

•	Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period.

•	Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically changed in line with the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general (including, for instance, developments relating to market prices for insurance or inflationary increases) may also cause these expenses to increase.

•	Management fees. These are the fees that we pay to Eurobulk, our ship manager and an affiliate, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. The fee is 590 Euros per vessel per day and is payable monthly in advance.

•	Depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the date of original construction. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods. During 2004, management changed its estimate of the scrap value of its vessels.

•	Amortization of deferred drydocking costs. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Commencing January 1, 2006, we have revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented.

•	Interest expense. We traditionally finance vessel acquisitions partly with debt on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period is accrued. Loan cost are amortized over the period of the loan; the un-amortized portion is written-off if the loan is prepaid early.

•	General and administrative expenses. We will incur expenses consisting mainly of executive compensation, professional fees, directors liability insurance and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses will increase following the completion of our Private Placement and anticipated Merger in due to the duties typically associated with public companies. We acquire executive services, our CEO, CFO and Secretary, through Eurobulk. In 2005, executive compensation for such services to us as a public company is estimated to be $500,000 on an annualized basis starting in July 2005, incremental to the management fee.

Results from Operations
      The Company operated the following types of vessel during the six month period to June 30, 2005:

Vessel Type	Bulkers	Containerships	Total

Average number of vessels	5	2	7
Number of vessels at end of period	5	2	7
Dwt (in thousands)/ teu at end of period	190.9	2,538
Average age at end of period (years)	22.6	14.0	20.1

      The contributions of the vessels to the results for the six months to June 30, 2005 and 2004 and the years 2004, 2003 and 2002 were as follows:

Vessel Type	2005 H1	2004 H1	2004	2003	2002

Utilization in period	99.8%	99.4%	99.5%	99.3%	99.7%
TCE per ship per day	$19,099	$15,956	$17,839	$8,965	$6,049
Operating expenses per ship per day including management fees $	$4,133	$4,129	$4,064	$3,595	$3,467
Voyage revenues ($ thousand)	$23,834	$21,322	$45,718	$25,951	$15,292
Net income ($ thousand)	$14,763	$14,910	$30,612	$8,427	$892
Voyage days	1,239.4	1,333	2,542	2,846	2,440
Available Days	1,242	1,338	2,554	2,867	2,448
Calendar days	1,267	1,389	2,677	2,920	2,490

Six month period ended June 30, 2005 compared to six month period ending June 30, 2004.
      Voyage revenues. Voyage revenues for the period were $23.83 million, up 11.8% compared to the same period in 2004 during which voyage revenues amounted to $21.32 million. The increase was primarily due to the higher charter rates our vessels achieved and despite the fact that we operate on average fewer vessels compared to the same period in 2004. Our fleet of 7 vessels had throughout the period less than 3 unscheduled offhire days and 25 days of scheduled off-hire for the drydocking of m/v Irini, generating an average TCE rate per vessel of $19,099 per day compared to $15,956 per day per vessel for the same period in 2004.
      Commissions. Commissions for the period were $1.34 million. At 5.62% of voyage revenues, commissions were higher than in the same period in 2004. For the six months ended June 30, 2004 commissions amounted to $1.02 million, or 4.78% of voyage revenues. The higher level of commissions in 2005 is due to the fact that fewer vessels operated in pools (where commissions are paid by the pool thus reducing the commissions paid by us).
      Voyage expenses. Voyage expenses for the period were $0.13 million related to expenses for certain voyage charters. For the six months ended June 30, 2004 voyage expenses amounted to $0.06 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction of voyage revenues.
      Vessel operating expenses. Vessel operating expenses were $4.27 million for the period. Daily vessel operating expenses per vessel were $3,371 per day. For the same period in 2004, vessel operating expenses were $4.73 million, or $3,403 per day.
      Management fees. These are the fees we pay to Eurobulk under our management agreement with it. As of June 30, 2005, Eurobulk charged us 590 Euros per day per vessel totaling $0.97 million for the period, or $762 per day per vessel reflecting a higher US dollar per Euro exchange rate, but lower number of shipdays than in the same period of 2004. For the same period in 2004, management fees amounted to $1.01 million, or $726 per day per vessel based on the same daily rate per vessel of 590 Euros.
      Depreciation and amortization. Depreciation and amortization for the period was $1.82 million. This consists of $1.19 million of depreciation and $0.63 million of amortization of deferred drydocking expenditures. Comparatively, depreciation and amortization for the same period in 2004 amounted to $1.33 million and $0.31 respectively for a total of $1.64 million. Depreciation in the six month period to June 30, 2005 is lower that in the same period in 2004 because Widar, a 1,000 teu containership, was sold on April 24, 2004. Amortization for the six month period to June 30, 2005 is higher than the same period in 2004 due to the amortization of additional drydocking expenditures incurred in 2004 and 2005.
      Gain or Loss from vessel sales. There were no vessel sales in the six months ended June 30, 2005. During the same period in 2004, Widar was sold on April 24 for a gain of $2.32 million.

      Interest and finance costs, net. Interest and finance costs, net for the period were $0.46 million. Of this amount, $0.55 million relates to interest incurred and loan fees and expenses paid and deferred loan fees written-off during the period, partly offset by $0.09 million of interest income during the period. Comparatively, during the same period in 2004, net interest and finance costs amounted to $0.28 million, comprised by $0.30 million of interest incurred and loan fees and offset by $0.02 million of interest income. Interest incurred and loan fees are higher in six month period to June 30, 2005 due to the higher loan amount outstanding as a result of the new loans undertaken in May 2005.
      Derivative and Foreign Exchange Gains or Losses. During the period, we had a derivative loss due to an interest rate swap on a notional amount of $5 million of $0.08 million, and foreign exchange gains of less than $0.01 million. In the same period in 2004, there was a net derivative gain of $0.01 million (same interest rate swap) and foreign exchange losses of less than $0.01 million.
      Net income. As a result of the above, net income for the six month period ended on June 30, 2005 was $14.76 million compared to $14.91 million for the same period in 2004 representing a decrease of 1%.
Cash Flows
      As of June 30, 2005, we had a cash balance of $5.45 million, funds due from related companies of $4.00 million and $1.30 million cash in restricted retention accounts. The $4.00 million due from related companies primarily reflects charter hire for m/v Nikolaos P, John P and Pantelis P up to May 31, 2005, and for m/v Irini P up to June 30, 2005, that is deposited in the bank accounts of Silvergold Shipping Ltd., the company that owned Widar which was sold on April 24, 2004. The present financial statements consolidate the accounts of Silvergold Shipping Ltd. until May 31, 2005, when Silvergold Shipping Ltd. paid a final dividend of $35,000 to its shareholders. Silvergold Shipping Ltd., as the related company, continued to perform a treasury function for us as of June 30, 2005, and therefore the cash balance at that date remained in the related party’s account. The funds remained in the Silvergold Shipping Ltd. account solely for purposes of convenience as charters were effecting payments to us in that account. With the opening of new Euroseas accounts, and after completing the necessary paperwork, these funds will be transferred to our accounts or accounts of our subsidiaries. As of December 31, 2005, approximately $3.50 million of the $4.00 million had been repaid, leaving a balance of approximately $530,000, which is expected to be repaid by the end of January 2006. Working capital is current assets minus current liabilities, including the current portion of long term debt. We have a working capital deficit of $7.07 million including the current portion of long term debt which was $14.78 million as of June 30, 2005. The working capital deficit is due to the payment of dividends to our existing shareholders. All of the $44.23 million dividend declared/return of capital was paid as of June 30, 2005. We consider our liquidity sufficient for our operations.

Net cash from operating activities.
      Our net cash from operating activities for the period was $8.16 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk and another related party, on our behalf, collect our chartering revenues and pays our chartering expenses. Net income for the period was $14.76 million, which was reduced by amounts due from related parties of $8.62 million. The increase in the amounts due from related companies is primarily due to a payment of the amount due to related companies of $4.63 million as of December 31, 2004 and the accumulation of the charter hire of two of our vessels in the bank accounts of a related party. In the same period in 2004, net cash flow from operating activities was $13.38 million based on a contribution of net income of $14.91 million.

Net cash from investing activities.
      We had to put in retention accounts $1.23 million to satisfy requirements of our new loan facilities. During the same period in 2004, cash flow from investing activities amounted to $6.72 million reflecting the sale of Widar in April 2004.

Net cash used in financing activities.
      Net cash used in financing activities was $16.97 million. This mainly relates to the dividend of $44.23 million that was paid to existing shareholders on April 10, 2005 and May 15, 2005, and the net proceeds from re-financing long term debt of $27.41 million. In the same period in 2004, net cash used in financing activities amounted to $17.23 million reflecting dividend payments of $11.76 million and repayment of debt of $5.47 million.
Debt Financing
      We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. During May 2005, we repaid loans of $1.40 million and refinanced another $8.89 million and drew down $37.70 million of new loans in addition to $3.70 million of a continuing credit facility.
      As of June 30, 2005, after considering the loan refinancing and new loans discussed in the preceding paragraph, we had four outstanding loans with a combined outstanding balance of $41.4 million. These loans have maturity dates between 2008 and 2011. Our long-term debt as of June 30, 2005 comprises bank loans granted to our vessel-owning subsidiaries.
      Diana Trading Ltd. (the owner of m/v Irini) entered into a loan agreement amounting to $4,200,000 which was drawn down on May 9, 2005. The loan is repayable in twelve consecutive quarterly installments being four installments of $450,000 each, and eight installments of $300,000 each with the last installment due in May 2008. The first installment is payable in August 2005. The interest is calculated at LIBOR plus 1.25% per annum. Diana Trading Ltd also has a continuing credit facility of $3,700,000.
      Alcinoe Shipping Ltd (the owner of m/v Pantelis P.), Oceanpride Shipping Ltd. (the owner of m/v John P.), Searoute Maritime Ltd. (the owner of m/v Ariel) and Oceanopera Shipping Ltd. (the owner of m/v Nikolaos P) jointly and severally entered into a new eurodollar loan amounting to $13,500,000 which was drawn down on May 16, 2005. Prior to obtaining the loan, an amount of $1,400,000 was paid in settlement of the outstanding loans as at March 31, 2005 for Alcinoe Shipping Ltd. and Oceanpride Shipping Ltd. The new loan is repayable in twelve consecutive quarterly installments being two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the last installment in May 2008. The first installment is due in August 2005. Interest is calculated on LIBOR plus 1.5% per annum.
      Allendale Investments S.A. (the owner of m/ v Kuo Hsiung) and Alterwall Business Inc. (the owner of m/ v HM Qingdao1 (ex Kuo Jane)) jointly and severally entered into a loan agreement amounting to $20,000,000 when the outstanding amount of the old loans were $3,600,000 which was drawn down on May 26, 2005. The loan is repayable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 in the third year, $450,000 each in the forth through to the sixth year and a balloon payment of $1,000,000 payable with the last installment in May 2011. The interest is calculated at LIBOR plus 1.25% per annum as long as the outstanding amount remains below 60% of the fair market value (FMV) of the vessel and 1.375% if the outstanding amount is above 60% of the FMV of the vessel.
      The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, distribution of dividends or any other distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender’s prior consent, the sale of vessels, as well as minimum requirements regarding the hull ratio cover. We are not in default of any credit facility covenant as of June 30, 2005.
Dividend Policy
      Our policy is to declare and pay quarterly dividends to shareholders from our net profits each February, May, August and November, beginning after the Merger is consummated in amounts the Board of Directors may from time to time determine are appropriate. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels. However, we do not believe that the acquisition of vessels to our fleet will impact our dividend policy of paying quarterly dividends to our shareholders out of our net profits. We believe that the addition of vessels to our fleet in the future should enable us to pay a higher dividend per share than we would otherwise be able to pay without additional vessels since such additional vessels should increase our earnings. However, we cannot give any current estimate of what dividends may be in the future since any such dividend amounts will depend upon the amount of revenues those vessels are able to generate and the costs incurred in operating such vessels. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of its subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk or containership charter market, our earnings would be negatively affected, thus limiting its ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of Euroseas. Euroseas paid $687,500, $1,200,00, $26,962,500 and $44,225,000 (consisting of $27,525,000 of dividends and $16,700,000 as return of capital) in 2002, 2003, 2004 and in the first six months of 2005, respectively. Over the period January 1, 2002 to June 30, 2005, Euroseas paid substantially all of its net income as dividends. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it intends to pay dividends on a quarterly basis once it has become a public company.
      Euroseas’ Board of Directors recently declared a dividend in the amount of $0.07 per share which (i) was paid on or about December 19, 2005 to those holders of record of common stock of Euroseas on December 16, 2005, and (ii) (A) is payable to the stockholders of Cove who are entitled to receive shares of Euroseas common stock in connection with Cove’s merger with EuroSub, with such payment being made only to those holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove shares for shares of Euroseas common stock (assuming such merger is consummated), or (B) is payable to Friends if such merger is not consummated since Friends will be issued the shares that would have otherwise been issued in the Merger. The aggregate amount of such dividend is anticipated to be $2,650,223.
Liquidity and Capital Resources
      Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our drybulk carriers and containerships, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds raised from our recent Private Placement, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward. In our opinion, our working capital is sufficient for our present requirements.
Off-Balance Sheet Arrangements
      As of June 30, 2005 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

For the year ended December 31, 2004 compared to the year ended December 31, 2003
      Voyage revenues. Voyage revenues for the year ended December 31, 2004 were $45.72 million, up 76%, compared to $25.95 million for the year ended December 31, 2003. Results for 2004 reflect contributions from

m/v Widar up to April 24, as the vessel was sold on that day. Our fleet operated throughout the period, with less than 12 unscheduled off-hire days and about 123 days of scheduled drydocking resulting in an fleet utilization rate of 99.5% and averaging a TCE rate per vessel of $17,839 per day; the corresponding fleet utilization and average TCE equivalent for the year ended December 31, 2003 are 99.3% and $8,965 per vessel per day.
      Commissions. Commissions in 2004 were $2.22 million and amounted to 4.85% of voyage revenues. Commissions for 2003 were $0.91 million amounting to 3.49% of voyage revenues. Commissions were higher as a percentage in 2004 than in 2003 due the fact that fewer vessels participated in shipping pools in 2004. Shipping pools pay most commissions before distribution of profits, and, thus the distribution to the pool participants is net of third party commissions (we paid only commission to Eurochart for our pool derived revenues).
      Voyage expenses. Voyage expenses in 2004 of $0.37 million relate to expenses for certain voyage charters. Voyage expenses for 2003 were $0.44 million.
      Vessel operating expenses. Vessel operating expenses in 2004 were $8.91 million reflecting the operation of an average of 7.31 vessels. Daily vessel operating expenses per vessel were $3,327 per day, about 11% higher than daily vessel operating expenses for 2003 which were $3,005 increase primarily due to higher insurance costs of $98 per vessel per day, higher costs for spare parts and consumable stores of $87 per vessel per day and an increase of $101 per vessel per day for crew and related expenses. The total operating expenses in 2003 were $8.78 million reflecting the operation of 8 vessels for the full year.
      Management fees. These are the fees we pay to Eurobulk under our management agreement with it. Management fees in 2004 amounted to $1.97 million or $740 per calendar day per vessel based on our contract rate of 590 euros per day and the prevailing exchange rate of dollar to euro. In 2003, management fees amounted to $1.72 million or $590 per calendar day per vessel. The difference of the fee on a per day per vessel basis is primarily attributed to the fact that the management fee was changed from $590 in 2003 to 590 euros per day per vessel in 2004, the different number of shipdays and the U.S. dollar to Euro exchange rate.
      Depreciation and amortization. Depreciation and amortization in 2004 was $3.46 million. As the vessel Widar was sold in April 2004, the depreciation charge was reduced for the period after the sale of the vessel and amounted to $2.53 million for the year. In 2004, we have revised upwards (from $170/ton to $300/ton) our estimate of the scrap price per lightweight ton, and, the expected life for Ariel from 28 to 30 years (as it had gone through a special survey and was not expected to be sold before 2007); as a result the depreciation charge was lower by $1.40 million reflecting the above adjustments and, consequently, net income for the period was $1.40 million higher or $0.05 per share. Amortization of deferred drydock expenses for the period amounted to $0.93 million, 55% higher than in 2003 due to additional drydocking expenditures during 2003 and 2004. Depreciation for 2003 was $4.16 million while amortization of deferred drydocking costs was $0.60 million.
      Gain or loss on vessel sale. m/v Widar was sold on April 24, 2004 for a net gain of $2.32 million. There were no vessel sales during 2003.
      Interest and finance costs, net. Interest and finance costs, net in 2004 were $0.50 million. Of this amount, $0.71 million relates to interest incurred and loan fees and expenses paid and deferred loan fees written-off during the period offset by $0.19 million of interest income during the period. Net interest expense for the period ended December 31, 2003 was $0.76 million reflecting primarily lower interest income of $0.04 million and higher interest incurred and loan fees of $0.79 million.
      Derivative and Foreign Exchange Gains or Losses. During the year ended December 31, 2004, we had a derivative gain due to an interest rate swap on a notional amount of $5 million of $0.03 million, and, foreign exchange losses of less than $0.01 million. In the year ended to December 31, 2003, there was no derivative exposure and foreign exchange losses of less than $0.01 million.
      Net income. Net income for the year ended December 31, 2004 was $30.61 million compared to $8.43 million for the year ended December 31, 2003, an increase of 263%.

Cash Flows
      As of December 31, 2004, we had a cash balance of $15.50 million. Working capital is current assets minus current liabilities, including the current portion of long term debt. The current portion of long term debt included in our current liabilities was $6.03 million as of December 31, 2004. The working capital was $2.70 million as of December 31, 2004. All of the $26.96 million dividend declared was paid as of December 31, 2004.

Net cash from operating activities.
      Our net cash from operating activities during 2004 was $34.21 million. This is primarily attributable to the favorable trading conditions which contributed net income of $30.61 million, a gain of $2.32 million from the sale of m/v Widar in April, deferred drydocking expenses of $2.27 million, and, a further increase of funds due to related companies by $3.54 million during the period. During 2003, net cash flow from operating activities was $10.96 million, primarily attributable to net income of $8.43 million.

Net cash from investing activities.
      Net cash from investing activities during 2004 was $6.76 million reflecting the proceeds from the sale of the vessel Widar in April 2004 compared to no investment activities in 2003 except release of $0.21 of restricted funds.

Net cash used in financing activities.
      Net cash used in financing activities during 2004 was $33.56 million. This mainly relates to a dividend of $26.96 million that was paid to existing shareholders, repayment of long term debt of $6.61 million which included the repayment of the balance of the loan of m/v Widar when the vessel was sold. During 2003, net cash used in financing activities was $4.78 million, reflecting primarily a dividend of $1.2 million that was paid to existing shareholders, repayment of long term debt of $6.25 million and new debt incurred of $3.00 million and a repayment of an advance from shareholders of $0.30 made in the prior year.
Liquidity and Capital Resources
      Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds raised from our recent Private Placement, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward.
Off-Balance Sheet Arrangements
      As of December 31, 2004 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

For the year ended December 31, 2003 compared to the year ended December 31, 2002
      Voyage revenues. Voyage revenues for the year ended December 31, 2003 were $25.95 million, up 70%, compared to $15.29 million for the year ended December 31, 2002. This was primarily due to more favorable market conditions; also, results for 2002 reflect partial contributions from Irini and Kuo Hsiung which were bought in October and May respectively of that year. During 2003, our fleet operated throughout the period, with less than 21 unscheduled offhire days and about 53 days of scheduled drydocking resulting in an fleet utilization rate of 99.3% and averaging a TCE rate per vessel of $8,965 per day; the corresponding fleet utilization and average TCE equivalent for the year ended December 31, 2002 are 99.7% and $6,049.
      Commissions. Commissions in 2003 were $0.91 million amounting to 3.49% of voyage revenues. Commissions for 2002 were $0.42 million amounting to 2.75% of voyage revenues; the lower level of commissions during 2002 is due to the fact that a larger number of vessel participated in pools where most of the commissions are paid by the pool before distribution of profits, and, thus the distribution to the pool participants is net of third party commissions (we paid only commission to Eurochart for our pool derived revenues).
      Voyage expenses. Voyage expenses in 2003 were $0.44 million relate to expenses for certain voyage charters. Voyage expenses for 2002 were $0.53 million.
      Vessel operating expenses. Vessel operating expenses were $8.78 million in 2003 reflecting the operation of a fleet of 8 vessels. Daily vessel operating expenses per vessel were $3,005 per day. Daily vessel operating expenses for 2002 were $2,877 for a total of $7.16 million reflecting the operation of an average of about 6.8 vessels during the year as a result of the purchase of Irini in November 2002 and Kuo Hsiung in May 2002. The increase in the operating costs was primarily due to increased insurance costs of $105 per vessel per day.
      Management fees. These are the fees we pay to Eurobulk under our management agreement with it. Management fees in 2003 amounted to $1.72 million or $590 per calendar day per vessel based on our contract rate of $590 per day per vessel. In 2002, management fees amounted to $1.47 million or $590 per calendar day per vessel. The difference is due to the larger number of shipdays in 2003 compared to 2002.
      Depreciation and amortization. Depreciation and amortization in 2003 was $4.76 million and consisted of $4.16 million of depreciation of vessel value and $0.60 amortization of deferred drydocking costs. In 2002, depreciation amounted to $3.51 million reflecting the fact that two vessels were purchased during 2002 and did not contribute to the depreciation for the full year. In 2002, amortization of deferred drydocking expenses amounted to $0.54 million.
      Interest and finance costs, net. Interest and finance costs, net in 2003 were $0.76 million. Of this amount, $0.79 million relates to interest incurred and loan fees and expenses paid and deferred loan fees written-off during the year offset by $0.04 million of interest income during the period. Net interest expense for the year ended December 31, 2002 was $0.79 million reflecting primarily lower interest income of $0.01 million.
      Net income. Net income for the year ended December 31, 2003 was $8.43 million compared to $0.89 million for the year ended December 31, 2002, an increase of 845%.
Cash Flows
      As of December 31, 2003, we had a cash balance of $8.10 million. Working capital is current assets minus current liabilities, including the current portion of long term debt. The current portion of long term debt included in our current liabilities was $5.10 million as of December 31, 2003. The working capital was $0.93 million as of December 31, 2003. All of the $1.20 million dividend declared was paid as of December 31, 2003.

Net cash from operating activities.
      Our net cash from operating activities during 2003 was $10.96 million. This is primarily attributable to the favorable trading conditions which contributed net income of $8.43 million. Net cash flow from operations during 2002 was $5.63 million.

Net cash from investing activities.
      Net cash from investing activities during 2003 was $0.21 million reflecting release of cash from retention accounts. In 2002, net cash used in investing activities amounted to $17.04 million reflecting the purchase of vessels, Irini and Kuo Hsiung.

Net cash used in financing activities.
      Net cash used in financing activities during 2003 was $4.78 million. This mainly relates to the dividend of $1.2 million that was paid to existing shareholders, repayment of long term debt of $6.25 million, new debt incurred of $3.00 million and a repayment of an advance from shareholders of $0.30 made in 2002. During 2002, net cash available from financing activities was $12.25 million reflecting new debt of $11.90 million and additional paid-in capital of $4.50 million to finance the acquisition of Irini and Kuo Hsiung, a $0.30 advance from shareholders, repayment of debt of $3.65 million and $0.69 million dividend distribution.
Liquidity and Capital Resources
      Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds raised from our recent private placement, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward.
Off-Balance Sheet Arrangements
      As of December 31, 2003 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.
Contractual Obligations and Commitments
      Contractual obligations are set forth in the following table as of June 30, 2005, as related to the future annual loan repayments:

		Less Than	One to	Three to	More Than
In U.S. dollars	Total	One Year	Three Years	Five Years	Five Years

Bank debt	$41,400,000	$14,780,000	$19,160,000	$4,660,000	$2,800,000
Interest Payment (1)	$4,295,771	$1,790,748	$2,217,505	$194,250	$93,188
Management fees (2)	$11,176,241	$2,022,192	$4,419,631	$4,734,418	—
      (1) Assuming the amortization of the loan described above and the an estimated average effective interest rate of 5.3%, 5.4% and 5.1% for the three periods respectively.
      (2) Refers to our obligation for management fees of 590 Euros per day per vessel (approximately $718) for the seven vessels owned by Euroseas at June 30, 2005 and the eighth vessel we acquired on November 25, 2005, under our five-year management contract. For years two to five we have assumed no change in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed approximately at 1.218 USD/Euro).
Critical Accounting Policies
      The discussion and analysis of our financial condition and results of operations is based upon our consolidated condensed financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
      Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Depreciation
      We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to range from 25 to 30 years from date of initial delivery from the shipyard. We believe that the 25 to 30 year range of depreciable life is consistent with that of other ship owners. One of our vessels has already reached an age of 28 years and continues to be employed. Depreciation is based on cost less the estimated residual scrap value. In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per LWT to better reflect market price developments in the scrap metal market. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. For example, the effect of the change in estimate in 2004 was to reduce 2004 depreciation expense by $1.40 million and increase net income by the same amount or $0.05 per share.

Revenue and expense recognition
      Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.
      Charter revenue received in advance is recorded as a liability until charter services are rendered.
      Vessels’ operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees.
      For the Company’s vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Deferred drydock costs
      Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of hiring riding crews to perform specific tasks determined by us in accordance with the requirements of the classification society in connection with the drydocking and parts used in performing such tasks, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Commencing January 1, 2006, we have revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented.

Impairment of long-lived assets
      We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Recent accounting pronouncements
      In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, “Consolidation of Variable Interest Entities,” which clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance sheet entities. It provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than voting interests. It requires consolidation of Variable Interest Entities (“VIEs”) only if those VIEs do not effectively disperse the risks and benefits amount the various parties involved. On December 24, 2003, the FASB issued a complete replacement of FIN 46 (“FIN 46R), which clarified certain complexities of FIN 46. FIN 46R is applicable for financial statements issued for reporting periods that end after March 5, 2004. The Company has reviewed FIN 46R and determined that the adoption of the standard will not have a material impact on the financial statements.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No. 123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year 2006. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.
      On December 16, 2004, FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (“FAS 153”). This statement amends APB Opinion N°29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No. 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS No. 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.
      FASB has issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion N°20 and SFAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.
      SFAS No. 154 requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006. The Company does not believe that this pronouncement will have and effect on it’s financial condition, results of operation or cash flows.
      On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment “(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.
      In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47 “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”, which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143 “Accounting for Asset Retirement Obligations”. Specifically, FIN 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Management is currently evaluating the effect that adoption of FIN 47 will have on the Company’s financial position and results of operations.
Quantitative and Qualitative Disclosures About Market Risk
      In the normal course of business, we face risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. Our operations may be affected from time to time in varying degrees by these risks but their overall effect on us is not predictable. We have identified the following market risks as those which may have the greatest impact upon our operations:
      Interest Rate Fluctuation Risk The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. We do not use financial instruments such as interest rate swaps to manage the impact of interest rate changes on earnings and cash flows and increasing interest rates could adversely impact future earnings.
      As at June 30, 2005, we had $41.4 million of floating rate debt outstanding with margins over LIBOR ranging from 1.25% to 1.60%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the three-month period to June 30, 2005 by approximately $120,000 assuming that the current debt level was the same throughout the quarter.
      In March of 2004, we entered into an interest rate swap agreement on a notional amount of $3.00 million. Under this swap agreement, we receive interest based on the 3-month LIBOR rate and we pay based on 1.10% fixed rate if the 1-year LIBOR remains below 4.02%: otherwise we pay the 1-year LIBOR rate. This agreement expires in March 2007 and can be terminated at any time.
      Foreign Exchange Rate Risk The international drybulk and containership shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 28% of our expenses in currencies other than U.S. dollars. At June 30, 2005, approximately 27% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not make use of currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gains for the six month period to June 30, 2005 were $312.
      Inflation Risk The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.
      The following table sets forth the sensitivity of loans in US dollars to a 100 basis points increase in LIBOR during the next five years:

Year Ended June 30,	Amount

2006	340,100
2007	221,300
2008	125,500
2009	60,300
2010 and thereafter	51,000
      On December 30, 2005, we drew down $15.5 million under our loan agreement signed on December 28, 2005 to finance our acquisition of m/v Artemis. This increased the sensitivity of our loans to 100 basis points increases in LIBOR by: $155,000 until June 30, 2006; $129,000 year ended June 30, 2007; $94,000 year ended June 30, 2008; $59,000 year ended June 30, 2009; and $55,000 for 2010 and thereafter.
INDUSTRY
      Drybulk shipping refers to the transport of certain commodities by sea between various ports in bulk. These commodities are often divided into two categories — major bulks and minor bulks. Major bulks include items such as coal, iron ore and grains, while minor bulks include items such as aluminum, phosphate rock, fertilizer raw materials, agricultural and mineral cargo, cement, forest products and some steel products, including scrap.
      There are four main classes of bulk carriers — Handysize, Handymax, Panamax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight ton (“dwt”) capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line on the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 55,000 dwt, while Panamax vessels are those ranging from 55,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Capesize vessels.
      Drybulk carriers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums) are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, drybulk vessels are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel. A contract of affreightment (“COA”) is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which identified cargo will be carried over a specified period of time. COA’s benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COA’s benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each entered vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and contracts of affreightment with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.
      Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade is the fastest growing sector of seaborne trade. Containerships are further categorized by their size measured in twenty-foot equivalent units (teu) and whether they have their own gearing. The different categories of containerships are as follows. Post-panamax vessels are vessels with carrying capacity of more than 4,000 teu. Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu. Sub-panamax vessels are vessels with carrying capacity from 2,000 to 3,000 teu. Handysize feeder containerships are vessels with carrying capacity from 1,000 to 2,000 teu and are sometimes equipped with cargo loading and unloading gear. Finally, Feeder containerships are vessels with carrying capacity from 500 to 1,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

BUSINESS
General
      We are an independent commercial shipping company that operates in the drybulk and container shipping markets through our wholly-owned subsidiaries. We were formed on May 5, 2005 under the laws of the Republic of the Marshall Islands. Our principal offices are located in Maroussi, Greece and our telephone number is 011 30 210 6105110.
Corporate Structure
      We own our eight vessels through eight separate wholly-owned subsidiaries. The operations of our vessels are managed by Eurobulk, an affiliated company, under management contracts with each ship-owning company. These services include technical management, such as managing day-to-day vessel operations including supervising the crewing, insuring the fleet, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter opportunities and certain accounting services. The names of our wholly-owned subsidiaries that own each vessel and the vessel each owns are as follows:

Owner		Country of Incorporation	Vessel Name	Flag

1)	Diana Trading Ltd.	Republic of the Marshall Islands	IRINI	Marshall Islands
2)	Alterwall Business Inc.	Republic of Panama	YM QINGDAO I	Panamanian
3)	Allendale Investments S.A.	Republic of Panama	KUO HSIUNG	Panamanian
4)	Alcinoe Shipping Limited	Republic of Cyprus	PANTELIS P.	Cypriot
5)	Searoute Maritime Limited	Republic of Cyprus	ARIEL	Cypriot
6)	Oceanpride Shipping Limited	Republic of Cyprus	JOHN P.	Cypriot
7)	Oceanopera Shipping Limited	Republic of Cyprus	NIKOLAOS P.	Cypriot
8)	Salina Shipholding Corp.	Republic of the Marshall Islands	ARTEMIS	Marshall Islands
Our Fleet
      Our fleet consists of five drybulk carriers and three containerships with an aggregate of 190,904 deadweight tons, or dwt, for the five drybulk carriers and 66,100 dwt and 4,636 twenty-foot equivalent units, or teu, total capacity, for the three containerships. The following table describes our current fleet:

		Country			TEU
Vessel	Dwt	Built	Year Built	Type	Capacity

IRINI	69,734	Japan	1988	Dry Bulk	N/A
YM QINGDAO I	18,253	Japan	1990	Containership	1,269
KUO HSIUNG	18,154	Japan	1993	Containership	1,269
PANTELIS P.	26,354	Scotland	1981	Dry Bulk	N/A
ARIEL	33,712	Japan	1977	Dry Bulk	N/A
JOHN P.	26,354	Scotland	1981	Dry Bulk	N/A
NIKOLAOS P.	34,750	Spain	1984	Dry Bulk	N/A
ARTEMIS	29,693	Croatia	1987	Containership	2,098
Competitive Strengths
      We believe that we possess the following competitive strengths:

•	Experienced Management Team. Our management team has significant experience in operating drybulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business. Our main shareholding family has over 100 years experience in shipping and enjoys a well established reputation. The Pittas family roots in shipping go back four generations to the 19th century.

Nikolaos Pittas started the family business more than 125 years ago and has been followed by his sons and his grandsons, one of whom is Mr. John Pittas, a controlling shareholder of Friends Investment Company Inc., the largest shareholder of Euroseas. Aristides J. Pittas, his son, is the CEO, President, Chairman of the Board and a Director of Euroseas. Aristides P. Pittas, his nephew, is the Vice-Chairman of the Board and a Director of Euroseas. This experience enables management, among other things, to identify suitable shipping opportunities and time its investments in an efficient manner.

•	Strong Customer Relationships. Through Eurobulk, our ship management company, and Eurochart, our chartering broker, we have many long-established customer relationships with major charterers and shipping pools (Klaveness), and we believe we are well regarded within the international shipping community.

•	Profitable Operations to Date. The Pittas family, the principal owner of Eurobulk and of our largest shareholder, has operated vessels over the past 125 years. The vessels have been operated through various partnerships and different entities over these years. In 1995, the Pittas family separated its interests from Oceanbulk Maritime S.A. and formed Eurobulk in order to manage and operate its own vessels. Since the inception of Eurobulk, all vessel acquisitions have been profitable and the group’s results, on a consolidated basis, have been profitable for each of the last five years. This was achieved by carefully selecting secondhand vessels, competitively commissioning and actively supervising cost-efficient shipyards to perform repairs, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well-trained masters, officers and crews. We believe that this combination allows us to minimize off-hire periods, effectively manage insurance costs, and control overall operating expenses.

Business Strategy
      Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in drybulk and feeder containership vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Eurobulk. Representing a continuous shipowning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate dry bulk and containership vessels of any age. We continuously evaluate sale-and-purchase opportunities, as well as long term employment opportunities for our vessels. Additionally, with the proceeds from the Private Placement, we plan to expand our fleet to increase our revenues and make our drybulk carrier and containership feeder fleet more cost efficient and more attractive to our customers. In furtherance of our business strategy, we signed a memorandum of agreement to purchase a containership called m/v Roseleen (ex Sea Arrow, to be renamed Artemis) that was built in 1987, with 2,098 teu. The vessel was delivered into our fleet on November 25, 2005. The vessel cost approximately $20.65 million and will initially be paid for through the proceeds of the Private Placement and our working capital. On December 28, 2005, we concluded debt financing for approximately $15.5 million to fund part of the acquisition of the vessel and thus released these funds for further acquisitions. We are presently in negotiations for the purchase of additional vessels but none of these negotiations has yet resulted in a binding contract.
Vessel Employment
      We employ our vessels in the spot charter market and under time charters and pool arrangements. Presently, seven of our vessels are employed under time charters, while one is employed in the Klaveness run Baumarine pool (m/v Irini). The owning company of m/v Irini participates in three short funds managed by Klaveness.
      A spot charter is a contract to carry a specific cargo for a per ton carry amount. Under spot charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is a contract to charter a vessel for an agreed period of time at a set daily rate. Under time charters, the charterer pays these voyage expenses. A pool charter is essentially a time charter with a floating charter rate. The actual charter hire the pool vessel receives is its corresponding share of all the income generated by all vessels that participate in the pool. A short fund comprises of one or more contracts of affreightment (“COA”). These are contracts secured by the pool manager for carrying some specific types and quantities of cargo over a fixed time horizon at a fixed rate per ton of cargo carried. The combined effect of having a vessel in a spot pool and securing COA’s can be equivalent to establishing a long term time charter.
      Under all types of charters, we will pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate drydocking and special survey costs.
      Vessels operating on time charter provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to increase profit margins during periods of improvements in drybulk rates. However, we would then be exposed to the risk of declining drybulk rates, which may be higher or lower than the rates at which we chartered our vessels. Although we do not presently do so, we may in the future enter into freight forward agreements in order to hedge our exposure to market volatility. We are constantly evaluating opportunities for time charters, but only expects to enter into additional time charters if we can obtain contract terms that satisfy our criteria.

International Operations
      Our vessels trade worldwide and at times may need to trade to areas where there is an increased risk of civil conflict, war or war-like operations. However, our vessels are at all times covered by war risk insurance and, in case a decision is taken to sail to a perceived higher risk area, an additional war risk premium might be payable by the Company. The Company’s vessels have never traded to any port sanctioned by the United Nations and the Company has never experienced any significant problem due to its worldwide trading pattern.
      Specifically, our three containerships are on regular lines calling the following ports:

•	Vessel m/v YM Qingdao I: Japan (Tokyo, Kobe, Osaka, Yokohama), Taiwan (Kaohsiung, Keelung, Taichung), Hong Kong, China (Tianjin, Dalian), Vietnam (Ho Chi Mingh)

•	Vessel m/v Kuo Hsiung: Japan (Tokyo, Kobe, Osaka, Yokohama), Taiwan (Kaohsiung, Keelung, Taichung), Hong Kong, Thailand (Bangkok, Laem Chabang)

•	Vessel m/v Artemis: Italy (Cagliari, Leghorn, Genoa), France (Fos), Spain (Valencia), Portugal (Lisbon), United States (New York, Norfolk, Savannah, Miami)

      While two of our containerships operate in the Far East, our recent acquisition of m/v Artemis has extended our containership operations to Western Europe and the United States.
      The 5 bulk carriers also trade worldwide. Most frequent ports of call by region are as follows:

•	Far East: all major Chinese ports, Taiwan, South Korea, Singapore, Indonesia (various ports), Malaysia (Port Kelang), Bangladesh, all major Indian ports, Philippines (Manila), Sri Lanka

•	Australia: Newcastle, Port Lincoln

•	Middle East: UAE (Dubai, Fujairah), Saudi Arabia, Jordan (Aqaba), Turkey (Eregli, Istanbul, Izmir)

•	Europe: all seaport nations, mostly Italy, Spain, France, Greece, UK, Netherlands, Belgium, Germany, Poland, Scandinavian countries, Russia, Ukraine, Romania, etc.

•	Africa: South Africa, Sudan, Egypt, Morocco, Nigeria, Guinea, Ghana

•	North and South America: USA (all major ports), Canada (all major ports), Mexico (all major ports), Carribean, Venezuela, Colombia, Brazil (all major ports), Argentina, Chile, Peru

Customers
      Our major charterer customers during the last three years include Bulkhandling/Klaveness, Cheng Lie, Swiss Marine, Hamburg Bulk Carriers, and Phoenix. We are a relationship driven company, and our top five customers in the first quarter of 2005 include four of our top five customers from 2004 (Cheng Lie, Swiss Marine, HBC, Pancoast, and Phoenix). Our top five customers accounted for approximately 68% of our total revenues for 2004 and 54% of our total revenues for 2003. During the half of 2005, our top five customers accounted for 60% of our total revenues.
Our Ship Management
      Our eight vessel fleet is managed by Eurobulk, an affiliate for which we pay 590 Euros per vessel per day to provide all ship operations management and oversight, including supervising the crewing, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter opportunities and certain accounting services. Eurobulk is an ISO 9001:2000 certified ship management company.
Our Employees
      We have no direct employees. Our CEO, CFO and Secretary are provided by Eurobulk. We have entered into a written agreement with Eurobulk where we pay Eurobulk $500,000 per year for these services.
      Our subsidiary shipowning companies recruit through Eurobulk either directly or through a crewing agent, the senior officers and all other crew members for our vessels.
Our Property
      We do not at the present time own or lease any real property. As part of the management services provided by Eurobulk during the period in which we conducted business to date, we have shared, at no additional cost, offices with Eurobulk. We do not have current plans to lease or purchase space for its offices, although we may do so in the future.
Our Competitors
      We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Eurobulk arranges our charters (whether spot charters, time charters or pools) through the use of Eurochart, an affiliated broking company who negotiates the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers in the drybulk Handysize, Handymax and panamax sectors and the feeder containership sector. Ownership of drybulk carriers and feeder containerships is highly fragmented and is divided among state controlled and independent bulk carrier owners. Some of our publicly owned competitors include:

•	Diana Shipping (NYSE: DSX) — larger vessels (13).

•	Dryships (Nasdaq: DRYS) — larger vessels (27).

•	Excel Maritime (NYSE: EXM) — mix of vessels (17) primarily larger size.

•	Eagle Bulk Shipping (Nasdaq: EGLE) — handymaxes (14).
Seasonality
      Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly.
Environmental and Other Regulations
      Government regulation significantly affects the ownership and operation of our vessels. The vessels are subject to international conventions and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.
      A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of its vessels.
      We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation — International Maritime Organization (“IMO”)
      The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We had developed a plan to comply with the Annex VI regulations, which became effective once Annex VI became effective. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to operate our ships.
      The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations — The United States of America Oil Pollution Act of 1990
      OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of

America, its territories and possessions or whose vessels operate in waters of the United States of America, which includes the United States’ territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.
      Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).
      OPA limits the liability of responsible parties for drybulk vessels that are over 3,000 gross tons to the greater of $1,200 per gross ton or $10 million (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
      We currently maintain for each of our vessels pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed our insurance coverage, the payment of those damages may materially decrease our net income.
      OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty.
      OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We currently comply, and intends to comply in the future, with all applicable state regulations in the ports where our vessels call.

Vessel Security Regulations
      Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
      The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies
      The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Lloyd’s Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security (“ISPS”) certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.
      A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance

General
      The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States of America for certain oil pollution accidents in the United States of America, has made liability insurance more expensive for ship owners and operators trading in the United States of America market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance
      We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and FD&D insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance
      Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
      Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Our vessels are members of the UK Club. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.
Legal Proceedings
      To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows.
Exchange Controls
      Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.
Merger with Cove
      On August 25, 2005, we entered in a merger agreement with Cove pursuant to which Cove would merge with our wholly-owned subsidiary, EuroSub. While Cove’s business is not related to our business, such merger was required in connection with our Private Placement in which we raised approximately $21 million. Considering the size of our company and the number of shareholders, our placement agent, Roth Capital, advised us that a merger with a public shell company was necessary to have a successful Private Placement. Roth Capital advised us that the merger with a public shell company would give us access to a company with a public listing whose shares could trade and help develop a market for our common stock. It would also increase the number of shareholders that could participate in the merger and become Euroseas’ shareholders, thus increasing the likelihood of obtaining a listing on a national stock exchange and providing greater liquidity for the shareholders. This type of transaction would also reduce the uncertainty attendant to an underwritten initial public offering and the possibility that any such offering might not be successfully consummated in view of our size and the then prevailing market conditions. As part of the Private Placement transaction documents, the investors included a condition that we enter into such a merger agreement. The Private Placement would not have occurred unless we agreed to enter into the merger with Cove.

MANAGEMENT
      The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position

Aristides J. Pittas	46	Chairman, President and CEO; Director
Dr. Anastasios Aslidis	45	CFO and Treasurer; Director
Aristides P. Pittas	53	Vice Chairman; Director
Stephania Karmiri	37	Secretary
George Skarvelis	44	Director
George Taniskidis	44	Director
Gerald Turner	57	Director
Panagiotis Kyriakopoulos	45	Director
      Aristides J. Pittas has been a member of our board of directors and our Chairman and CEO since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk Ltd., our affiliate. He resigned as Managing Director in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manger of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle — Upon-Tyne and a MSc in both Ocean Systems Management and Navel Architecture and Marine Engineering from the Massachusetts Institute of Technology.
      Dr. Anastasios Aslidis has been a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. As of August 2005, he joined us as a director and our CFO. Dr. Aslidis has more than 17 years of experience in the maritime industry. Since 2003, he has been working on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords. He has been consultant to the Board of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his work at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring private equity in the maritime industry and business development for Marsoft’s services. Between 1991 and 1993, Dr. Aslidis work on the economics of the offshore drilling industry. Between 1989 and 1991, he worked on the development of a trading support system for the dry bulk shipping industry on behalf of a major European owner. Dr. Aslidis holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from MIT, and a Ph.D. in Ocean Systems Management (1989) also from MIT.
      Aristides P. Pittas has been a member of our board of directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 70 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a S+P broker. From September 1979 to

November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.
      Stephania Karmiri has been our Secretary since our inception on May 5, 2005. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk Ltd., our affiliate. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, supervision of office administration and office/vessel telecommunication. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as assistant to brokers for Allied Shipbrokers, a company that provides shipbroking services to sale and purchase transactions. Mrs. Karmiri has taken assistant accountant and secretarial courses from Didacta college.
      George Skarvelis has been a member of our board of directors since our inception. He has been active in shipping since 1982. In 1992, he founded Marine Spirit S.A., a ship management company. Between 1999 and 2003, Marine Spirit acted as one of the crewing managers for Eurobulk. From 1986 until 1992, Mr. Skarvelis was operations director at Markos S. Shipping Ltd. From 1982 until 1986, he worked with Glysca Compania Naviera, a management company of five vessels. Over the years Mr. Skarvelis has been a shareholder in numerous ships. He has a B.sc. in economics from the Athens University Law School.
      George Taniskidis has been a member of our board of directors since our inception. He is the Chairman and Managing Director of NovaBank and a member of the Board of Directors of BankEuropa (subsidiary bank of NovaBank in Turkey). He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.
      Gerald Turner has been a member of our board of directors since our inception. Since 1999, he has been the Chairman and Managing Director of AON Turner Reinsurance Services. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W.Payne Hellas (member of the Sedgwik group).
      Panagiotis Kyriakopoulos has been a member of our board of directors since its inception. Since July 2002, he has been the C.E.O. of New Television S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of 12 vessels. Presently he is a member of the Board of Directors of the Hellenic Post and General Secretary of the Hellenic Private Television Owners Union. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne and a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology.

Family Relationships
      Aristides P. Pittas is the cousin of Aristides J. Pittas, our CEO.

Audit Committee
      We currently have an audit committee comprised of three independent members of our board of directors.

Code of Ethics
      We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC.

Director Compensation
      Our directors who are also our employees or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board or its committees.
      Directors who are not our employees, do not have any executive position and do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $10,000, plus an additional retainer of $5,000, if serving as Chairman of the Audit Committee.
      All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

Executive Compensation and Employment Agreements
      We were formed in 2005 and therefore no compensation was paid in 2004. We expect to pay Eurobulk for the provision of the services of our executives, Mr. Aristides J. Pittas, Mr. Anastasios Aslidis and Mrs. Stephania Karmiri, an aggregate of $500,000 per year (before bonuses), commencing July 2005.

Options
      We were formed in 2005 and therefore no options were granted during the fiscal year ended December 31, 2004. There are currently no options outstanding to acquire any of our shares.

Option Plans
      We do not currently have any option plans. However, we expects to adopt an equity incentive plan which will entitle our officers, key employees and directors to receive options to acquire shares of our common stock, restricted shares and stock appreciation rights.

Corporate Governance
      Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices followed by us in lieu of Nasdaq’s corporate governance rules are described below.

•	Following the closing of this offering, we will have a board of directors with a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with Nasdaq corporate governance requirements. We are not required under Marshall Islands law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.

•	In lieu of a compensation committee comprised of independent directors, our board of directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

•	In lieu of a nomination committee comprised of independent directors, our board of directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.

•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board and the Board in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

•	In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.
      Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

PRINCIPAL SHAREHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our common stock before and after giving effect to the Merger and the Private Placement by each person or entity known by it to be the beneficial owner of more than 5% of the outstanding shares of our common stock, each of our directors and executive officers, and all of our directors and executive officers as a group.

		Pre-Merger and
		Private Placement
		Euroseas Amount	Pre-Merger and	Post-Merger and
		of Shares	Private Placement	Private Placement
	Name and Address of	Beneficially	Euroseas Percent	Euroseas Percent
Title of Class	Beneficial Owner(1)	Owned	of Class	of Class

Common Stock	Friends Investment Company Inc.(2)	29,754,166	100%	78.59%
Common Stock	Aristides J. Pittas(3)	714,100	2.4%	1.89%
Common Stock	George Skarvelis(4)	1,576,971	5.3%	4.16%
Common Stock	George Taniskidis(5)	29,754	*	*
Common Stock	Gerald Turner(6)	422,509	1.42%	1.11%
Common Stock	Panagiotis Kyriakopoulos (7)	178,525	*	*
Common Stock	Aristides P. Pittas(8)	2,439,842	8.2%	6.44%
Common Stock	Anastasios Aslidis	0	0%	0%
Common Stock	Stephania Karmiri(9)	5,951	*	*
Common Stock	All directors and officers and 5% owners as a group	29,754,166	100%	78.59%

*	Indicates less than 1.0%.

(1)	Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2)	John Pittas has investment power and voting control over these securities.

(3)	Includes 714,100 shares of common stock held of record by Friends, by virtue of Mr. Pittas’ ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(4)	Includes 1,576,971 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis’ ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest.

(5)	Includes 29,754 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis’ ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest.

(6)	Includes 422,509 shares of common stock held of record by Friends, by virtue of Mr. Turner’s ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest.

(7)	Includes 178,525 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos’ ownership in Friends. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest.

(8)	Includes 2,439,842 shares of common stock held of record by Friends, by virtue of Mr. Pittas’ ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(9)	Includes 5,951 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri’s ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

CERTAIN RELATED TRANSACTIONS
      Each of our vessel owning subsidiaries has entered into a management contract with Eurobulk, an affiliated company. Pursuant to the management contracts, Eurobulk is responsible for all aspects of management and maintenance for each of the vessels. Pursuant to the management agreements, we are obligated to pay Eurobulk 590 Euros per vessel per day to provide all ship operations management and oversight, including supervising the crewing, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter opportunities and certain accounting services. These agreements were renewed on January 31, 2005 with an initial term of 5 years and will automatically be extended after the initial period. Termination is not effective until 2 months following notice having been delivered in writing by either party after the initial 5-year period.
      We receive chartering and S&P services from Eurochart SA, an affiliate, and pay a commission of 1 — 1.25% on charter revenue and 1% on vessel sales price. We will pay commissions to major charterers and their brokers as well that usually range from 3.75% — 5.00%.
      More Maritime Agencies Inc. are crewing agents and Sentinel Marine Services Inc. are insurance brokering companies and affiliates to whom we will pay a fee of $50 per crew member/month and a commission on premium not exceeding 5%, respectively.
      We believe that the fees we pay to affiliated entities are no greater than what we would pay to non-affiliated third parties and are standard industry practice. However, there could be conflicts due to these affiliations.
      Aristides J. Pittas, Euroseas’ President, CEO and Chairman, has provided personal guarantees for all of Euroseas’ debts. Eurobulk has provided corporate guarantees for such debts.
      We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreement to which Friends is a party, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.
DESCRIPTION OF EUROSEAS SECURITIES
      We are a corporation organized under the laws of the Republic of the Marshall Islands and are subject to the provisions of Marshall Islands law. Given below is a summary of the material features of our shares. This summary is not a complete discussion of the charter documents and other instruments of Euroseas that create the rights of our shareholders. You are urged to read carefully those documents and instruments. Please see “Where You Can Find Additional Information” for information on how to obtain copies of those documents and instruments.
      Our authorized capital stock consists of 100,000,000 shares of common stock, par value, $.01 per share, of which 36,781,159 shares are currently issued and outstanding and 20,000,000 shares of preferred stock, par value, $.01 per share, none of which are outstanding. All of our shares of stock are in registered form.
Common Stock
      As of the date of this prospectus, we are authorized to issue up to 100,000,000 shares of common stock, par value $.01 per share, of which 36,781,159 shares are currently issued and outstanding. Upon consummation of the Merger, we will have outstanding anywhere from 36,781,159 to 37,860,326 shares of common stock, depending on whether any Cove stockholders exercise their dissenters’ rights. In the event the Merger does not occur or any Cove stockholders dissent from the Merger, Friends is entitled to receive for no additional consideration 1,079,167 shares of common stock (or such lesser amount with respect to those shares of dissenting stockholders) that would have otherwise been issued in connection with the Merger. In addition, we will have 1,756,743 shares of common stock reserved for issuance upon the exercise of warrants issued in the Private Placement. Each outstanding share of common stock will be entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.
Preferred Stock
      As of the date of this prospectus, we are is authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.
Warrants
      On August 25, 2005, we issued warrants to a number of institutional and accredited investors to purchase 1,756,743 shares of common stock as part of a Private Placement in which we raised approximately $21 million in gross proceeds. The warrants have a five year term and an exercise price of $3.60 per share. The warrants provide for adjustment to the exercise price and the number of shares issuable upon exercise of the warrants in the event we (a) pay a stock dividend or otherwise make a distribution or distributions on shares of our common stock or any other equity or equity equivalent securities payable in shares of common stock, (b) subdivide outstanding shares of common stock into a larger number of shares, (c) combine (including by way of reverse stock split) outstanding shares of common stock into a smaller number of shares, or (d) issue by reclassification of shares of the common stock any shares of our capital stock. The warrants (i) are exercisable apart from the shares of common stock sold in the Private Placement (they are legally detachable), and (ii) may be exercised through a cashless exercise mechanism after one year from the issuance date only if the common shares trade publicly.

Certain Provisions of Our Articles of Incorporation and Bylaws
      Certain provisions of Marshall Islands law and our articles of incorporation and bylaws could make more difficult the acquisition of it by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our Company.
      Our articles of incorporation and bylaws include provisions that:

•	allow the Board of Directors to issue, without further action by the shareholders, up to 20,000,000 shares of undesignated preferred stock;

•	require that special meetings of our shareholders be called only by the Board of Directors or the Chairman of the Board; and

•	establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders.
      Our articles of incorporation also prohibit it from engaging in any “business combination” with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder, unless:

•	prior to such time, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; or

•	upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of Euroseas outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 51% of the outstanding voting stock that is not owned by the interested shareholder; or

•	the shareholder became an Interested Shareholder prior to the consummation of the initial public offering of Euroseas’ common stock under the Securities Act.
      These restrictions shall not apply if:

•	A shareholder becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between Euroseas and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

•	The Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

(a) a merger or consolidation of Euroseas (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of Euroseas is required);

(b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of Euroseas or of any direct or indirect majority-owned subsidiary of Euroseas (other than to any direct or indirect wholly-owned subsidiary or to Euroseas) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of Euroseas determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(c) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of Euroseas.
      Our articles of incorporation defines a “business combination” to include:

•	Any merger or consolidation of Euroseas or any direct or indirect majority-owned subsidiary of Euroseas with (i) the Interested Shareholder or any of its affiliates, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;

•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of Euroseas, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of Euroseas or of any direct or indirect majority-owned subsidiary of Euroseas which assets have an aggregate market value equal to

10% or more of either the aggregate market value of all the assets of Euroseas determined on a consolidated basis or the aggregate market value of all the outstanding shares;

•	Any transaction which results in the issuance or transfer by Euroseas or by any direct or indirect majority-owned subsidiary of Euroseas of any shares, or any share of such subsidiary, to the Interested Shareholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (ii) pursuant to a merger with a direct or indirect wholly-owned subsidiary of Euroseas solely for purposes of forming a holding company; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (iv) pursuant to an exchange offer by Euroseas to purchase shares made on the same terms to all holders of said shares; or (v) any issuance or transfer of shares by Euroseas; provided however, that in no case under items (iii)-(v) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of the any class or series of shares;

•	Any transaction involving Euroseas or any direct or indirect majority-owned subsidiary of Euroseas which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

•	Any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of Euroseas), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted above) provided by or through Euroseas or any direct or indirect majority-owned subsidiary.

      Our articles of incorporation defines an “interested shareholder” as any person (other than Euroseas and any direct or indirect majority-owned subsidiary of Euroseas) that:

•	is the owner of 15% or more of the outstanding voting shares of Euroseas; or

•	is an affiliate or associate of Euroseas and was the owner of 15% or more of the outstanding voting shares of Euroseas at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; and the affiliates and associates of such person; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by Euroseas; provided that such person shall be an Interested Shareholder if thereafter such person acquires additional shares of voting shares of Euroseas, except as a result of further Company action not caused, directly or indirectly, by such person.
CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS
      Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the RRS relating to stockholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings
• Held at a time and place as designated in the bylaws	• May be held in the manner provided in the bylaws. The articles of incorporation may designate any place for such meetings and, in the absence of such designation, as directed by the bylaws.
• May be held within or outside the Marshall Islands	• May be held within or outside Delaware
• Notice:	• Notice:

• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting
• Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of electronic communication, if any by which stockholders and proxies may be deemed to be present and vote at such meeting
• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the date of the meeting
Shareholders’ Voting Rights
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Stockholders may act by majority written consent with respect to any action required or permitted to be taken at a meeting of stockholders
• Any person authorized to vote may authorize another person to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy
• Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting

• The Articles of Incorporation may provide for cumulative voting	• The voting power present in person or by the proxy at the meeting shall constitute a quorum
• The articles of incorporation may provide for cumulative voting
Directors
• Board must consist of at least one member	• Board must consist of at least one member
• Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board	• A corporation may provide in its articles of incorporation or in its bylaws for a fixed or variable number of directors and for the manner in which the number may be increased or decreased
• If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

Marshall Islands	Delaware

Dissenters’ Rights of Appraisal
• Shareholder’s have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares	• Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
• A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or
• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Shareholder’s Derivative Actions
• An action may be brought in the right of a corporation to procure a judgement in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law
• In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law
• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic
• Attorney’s fees may be awarded if the action is successful
• Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS
      The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.
Marshall Islands Tax Considerations
      In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and stockholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.
United States Federal Income Tax Considerations
      In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code in August of 2003, which became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. References in the following discussion to “we” and “us” are to Euroseas Ltd. and its subsidiaries on a consolidated basis.
United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General
      Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
      Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.
      Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

      In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation
      Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and
either

•	more than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”
      The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
      Both before and after this offering, we believe that we will satisfy the 50% Ownership Test, provided that we can establish that more than 50% of the value of our stock is owned, directly or indirectly, by qualified stockholders. In order to establish this, sufficient qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders.
      There can be no assurance that we will be able satisfy the 50% Ownership Test in the future. For example, we may be unable to satisfy the 50% Ownership Test if (i) the status of our stockholders as qualified stockholders changes, (ii) the direct or indirect beneficial ownership of the shares held by our current shareholders changes, or (iii) sufficient qualified stockholders fail to satisfy the applicable documentation requirements.
      We do not believe that we will be able to satisfy the Publicly-Traded Test for so long as our stock is traded on the OTC Bulletin Board.

Taxation In Absence of Exemption
      To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.
      To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

      Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
      We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels
      Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
      As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions
      Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, “financial services income,” (which will be treated as “general category income” income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
      We have applied to list our common stock on the Nasdaq National Market. We cannot assure you that such listing will be obtained. If such listing is not obtained we will seek to list our common stock on the OTC Bulletin Board or another exchange. Unless and until our common stock is readily tradable on the Nasdaq National Market or another established securities market in the United States, dividends paid on our common stock will be taxable as ordinary income to a U.S. Holder. The OTC Bulletin Board is not an established securities market for this purpose. If our common stock comes to be listed on the Nasdaq National Market or another established securities market in the United States, dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be) and (2) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been recently introduced in the U.S. Senate which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
      Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock
      Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences
      Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
      For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.
      Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
      As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election
      If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election
      Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. For so long as our stock is traded on the OTC Bulletin Board, our stock will not be treated as “marketable stock” for this purpose. If our stock comes to be listed on the Nasdaq National Market, then our stock will be treated as “marketable stock” for this purpose. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
      Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
      These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
United States Federal Income Taxation of “Non-U.S. Holders”
      A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock
      Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock
      Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
      If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
      In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.
      Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
      If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.
      Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.
      We encourage each stockholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of Euroseas shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

THE OFFERING
      The selling shareholders named in this prospectus are offering up to 7,026,993 currently outstanding shares of our common stock, par value $0.01 per share, 1,756,743 shares of our common stock issuable upon the exercise of warrants outstanding as of the date of this prospectus and up to 818,604 shares of our common stock to be issued to certain affiliates of Cove who are holders of outstanding common stock of Cove, in connection with the merger of Cove with EuroSub. We will not receive any of the proceeds from the sale of the shares. We will bear all costs relating to the offer and sale of the shares. However, the selling shareholders will pay any commissions, fees and discounts of underwriters, brokers, dealers or agents. Each selling shareholder will sell the shares whenever it chooses to do so at varying prices to be determined at the time of each sale either based upon prevailing market conditions or at negotiated prices. Each selling shareholder may sell these shares directly to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from either the selling shareholder or the purchasers of the shares or both of them. Our common stock is not currently listed on any national stock exchange. We have applied to list our common stock on the Nasdaq National Market and have reserved the symbol “ESEA,” but we cannot assure you that we will be able to obtain such listing. If we are not able to obtain such listing, we will seek to have the common stock quoted on the OTC Bulletin Board. This offering will continue until the earlier of (i) two years following the date the accompanying registration statement is declared effective, and (ii) such time as all securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act.
      In connection with the Merger with Cove, the Company will issue up to 1,079,167 newly issued shares of common stock to stockholders of Cove, assuming all Cove stockholders participate in the Merger. Out of these 1,079,167 shares being issued in the Merger, the Company is registering for resale 818,604 of these 1,079,167 shares. These 818,604 shares will be issued to certain affiliates of Cove in connection with the Merger and are being registered for resale since such shares would otherwise be subject to a one year holding period under Rule 145 of the Securities Act. All of these 818,604 shares are included under the designation of selling shareholders under this prospectus. The remaining 260,563 shares of Euroseas stock that may be issued in the Merger are not being registered for resale under this prospectus since such shares will be issued to non-affiliates of Cove and, therefore, should not be subject to the one year holding period under Rule 145.

SELLING SHAREHOLDERS
      The following table identifies the selling shareholders, the number and percentage of shares of common stock beneficially owned by the selling shareholders as of December 31, 2005, the number of shares of common stock that the selling shareholders may offer or sell, and the number and percentage of shares of common stock beneficially owned by the selling shareholders, assuming they sell all of the shares that may be sold by them. We have prepared this table based upon information furnished to us by or on behalf of the selling shareholders. As used in this prospectus, “selling shareholders” includes pledgees, assignees, successors-in-interest, donees, transferees or others who may later hold the selling shareholders’ Euroseas common stock.

	Shares of Common			Shares of Common
	Stock Beneficially			Stock Beneficially
	Owned Prior to the			Owned After the
	Offering			Offering

	Number of		Number of	Number of
	Shares	Percent	Shares	Shares	Percent
	Beneficially	of	Being	Beneficially	of
Selling Stockholder	Owned	Class(1)	Offered	Owned(2)	Class(1)

Bonanza Master Fund Ltd.(3)	2,500,000	6.6%	2,500,000	0	*
JMG Capital Partners, LP(4)	625,000	1.7%	625,000	0	*
JMG Triton Offshore Fund, Ltd.(5)	625,000	1.7%	625,000	0	*
Eurobulk Marine Holdings, Inc.(6)	1,250,000	3.3%	1,250,000	0	*
Third Point Resources Ltd.(7)	650,000	1.7%	650,000	0	*
Third Point Resources L.P.(8)	391,666	1.0%	391,666	0	*
BTG Investments, LLC(9)	625,000	1.7%	625,000	0	*
Basso Fund Ltd.(10)	260,416	*	260,416	0	*
Basso Private Opportunity Holding Fund Ltd.(11)	260,416	*	260,416	0	*
Kircher Family Trust dtd 03-24-04(12)	416,666	1.1%	416,666	0	*
Omicron Master Trust(13)	416,666	1.1%	416,666	0	*
Whitebox Intermarket Partners L.P.(14)	312,500	*	312,500	0	*
Vacky Holding S.A.(15)	15,166	*	15,166	0	*
James J. Apostolakis(16)	30,332	*	30,332	0	*
Marion Corp. Defined Benefit Pension Plan(17)	30,332	*	30,332	0	*
SRB Greenway Capital, L.P.(18)	12,457	*	12,457	0	*
SRB Greenway Capital (QP), L.P.(19)	84,707	*	84,707	0	*
SRB Greenway Offshore Operating Fund, L.P.(20)	7,000	*	7,000	0	*
Nite Capital, L.P.(21)	83,332	*	83,332	0	*
Vision Opportunity Master Fund, Ltd.(22)	83,332	*	83,332	0	*
Jonathan Spanier(23)	13,750	*	13,750	0	*
Peter G. Geddes(24)	13,750	*	13,750	0	*
Jesse Grossman Accountancy Corp. Retirement Trust (25)	13,750	*	13,750	0	*
Michael Stone(26)	41,666	*	41,666	0	*
David E. Graber(27)	20,832	*	20,832	0	*
Seward Ave Partners, LLC(28)	144,712	*	144,712	0	*
Jonathan Spanier(29)	142,653	*	142,653	0	*
Olive Grove, LLC(30)	165,699	*	165,699	0	*
Blue Star Investors Ltd.(31)	272,868	*	272,868	0	*
Jodi Hunter(32)	92,672	*	92,672	0	*

*	Less than one percent.

(1)	Based on 37,860,326 shares of Euroseas common stock that will be issued and outstanding immediately following the merger of Cove Apparel, Inc. with Euroseas Acquisition Company, Inc., a wholly-owned subsidiary of Euroseas, assuming each Cove stockholder participates in the merger. For purposes of calculating the percentage ownership, any shares that each selling shareholder has the right to acquire within 60 days under warrants or options have been included in the total number of shares outstanding for that person, in accordance with Rule 13d-3 under the Exchange Act.

(2)	Assumes that the selling shareholders sell all of their shares of common stock beneficially owned by each selling shareholder and offered hereby immediately following the merger described in this prospectus.

(3)	Reflects 2,000,000 shares of common stock and 500,000 shares of common stock issuable upon the exercise of warrants. Brian Ladin is the Managing Director of Bonanza Master Fund LTD. Bernay Box is the President of Bonanza Fund Management LLC, and as such has investment power and voting control over these securities. Mr. Box disclaims beneficial ownership of these securities. The address for the selling shareholder is 300 Crescent Court, Suite 1740, Dallas, Texas 75201.

(4)	Reflects 500,000 shares of common stock and 125,000 shares of common stock issuable upon the exercise of warrants. JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Euroseas shares. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Office and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings. The address for the selling shareholder is 11601 Wilshire Blvd., Suite 2180, Los Angeles, California 90025.

(5)	Reflects 500,000 shares of common stock and 125,000 shares of common stock issuable upon the exercise of warrants. JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the Euroseas shares. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings. The address for the selling shareholder is 11601 Wilshire Blvd., Suite 2180, Los Angeles, California 90025.

(6)	Reflects 1,000,000 shares of common stock and 250,000 shares of common stock issuable upon the exercise of warrants. John Pittas has investment power and voting control over these securities. The address for the selling shareholder is Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi, Greece.

(7)	Reflects 520,000 shares of common stock and 130,000 shares of common stock issuable upon the exercise of warrants. Daniel S. Loeb has investment power and voting control over these securities. Mr. Loeb disclaims beneficial ownership of these securities. The address for the selling shareholder is 390 Park Avenue, 18th Fl., New York, New York, 10022.

(8)	Reflects 313,333 shares of common stock and 78,333 shares of common stock issuable upon the exercise of warrants. Daniel S. Loeb has investment power and voting control over these securities. Mr. Loeb disclaims beneficial ownership of these securities. The address for the selling shareholder is 390 Park Avenue, 18th Fl., New York, New York, 10022.

(9)	Reflects 500,000 shares of common stock and 125,000 shares of common stock issuable upon the exercise of warrants. Gordon Roth and Byron Roth share investment power and voting control, and claim beneficial ownership of these securities.- The address for the selling shareholder is c/o BTG Investments, 24 Corporate Plaza, Newport Beach, California, 92660.

(10)	Reflects 208,333 shares of common stock and 52,083 shares of common stock issuable upon the exercise of warrants. Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(11)	Reflects 208,333 shares of common stock and 52,083 shares of common stock issuable upon the exercise of warrants. Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Private Opportunity Holding Fund Ltd. Howard I. Fischer is a managing member of Basso GP, LLC, the General Partner of Basso, and as such has investment power and voting control over these securities. Mr. Fischer disclaims beneficial ownership of these securities.

(12)	Reflects 333,333 shares of common stock and 83,333 shares of common stock issuable upon the exercise of warrants. Steven C. Kircher, Trustee, has investment power and voting control over these securities. Mr. Kircher disclaims beneficial ownership of these securities. The address for the selling shareholder is 6000 Greystone Place, Granite Bay, California, 95746.

(13)	Reflects 333,333 shares of common stock and 83,333 shares of common stock issuable upon the exercise of warrants. The address for the selling shareholder is 650 Fifth Ave, 24th Fl, New York, New York, 10019.

(14)	Reflects 250,000 shares of common stock and 62,500 shares of common stock issuable upon the exercise of warrants. Whitebox Intermarket Partners, L.P. is a B.V.I. limited partnership. Its general partner is Whitebox Intermarket Advisors, LLC (the “Manager”), a Delaware limited liability company and investment adviser that has voting and dispositive power over Whitebox Intermarket Advisors, LLC, including the Euroseas shares. The equity interest of the Manager are owned by Whitebox Intermarket Partners, L.P.. Andrew J. Redleaf is the Managing Member of the General Partner, Chief Executive Officer and Director of Whitebox Intermarket Advisors, LLC and has sole investment discretion over Whitebox Intermarket Partners, L.P. portfolio holdings. The address for the selling shareholder is 3033 Excelsior Blvd. #300, Minneapolis, MN 55416.

(15)	Reflects 12,133 shares of common stock and 3,033 shares of common stock issuable upon the exercise of warrants. Vassiliki Demis is the Director of Vacky Holdings, SA and as such has investment power and voting control over these securities. Mr. Demis disclaims beneficial ownership of these securities. The address for the selling shareholder is c/o Vassiliki Demis, 14 Perikleous Street, Piraeus Gr 18536, Greece.

(16)	Reflects 24,266 shares of common stock and 6,066 shares of common stock issuable upon the exercise of warrants. James J. Apostolakis has investment power and voting control over these securities, and has beneficial ownership of these securities. The address for the selling shareholder is 150 E.69th St, New York, New York 10021.

(17)	Reflects 24,266 shares of common stock and 6,066 shares of common stock issuable upon the exercise of warrants. Robert F. DiMarsico is the Trustee of the Marion Corp. Defined Benefit Pension Plan, and as such has investment power and voting control over these securities, and has beneficial ownership of these securities. The address for the selling shareholder is 869 Park Ave, River Edge, NJ 07661.

(18)	Reflects 9,966 shares of common stock and 2,491 shares of common stock issuable upon the exercise of warrants. BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBGC, SRBQP and SRB Offshore. The address of the selling shareholder is 300 Crescent Court, Suite 1111, Dallas, Texas, 75201.

(19)	Reflects 67,766 shares of common stock and 16,941 shares of common stock issuable upon the exercise of warrants. BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBGC, SRBQP and SRB Offshore. The address of the selling shareholder is 300 Crescent Court, Suite 1111, Dallas, Texas, 75201.

(20)	Reflects 5,600 shares of common stock and 1,400 shares of common stock issuable upon the exercise of warrants. BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBGC, SRBQP and SRB Offshore. The address of the selling shareholder is 300 Crescent Court, Suite 1111, Dallas, Texas, 75201.

(21)	Reflects 66,666 shares of common stock and 16,666 shares of common stock issuable upon the exercise of warrants. Keith A. Goodman is Manager of the General Partner for Nite Capital LP, and as such has investment power and voting control over these securities, and has beneficial ownership of these securities. The address for the selling shareholder is 100 East Cook Ave #201, Libertyville, IL 60048.

(22)	Reflects 66,666 shares of common stock and 16,666 shares of common stock issuable upon the exercise of warrants. Adam Banowitz has investment power and voting control over these securities, and has beneficial ownership of these securities. The address for the selling shareholder is 954 3rd Ave #402, New York, New York 10022.

(23)	Reflects 11,000 shares of common stock and 2,750 shares of common stock issuable upon the exercise of warrants. Jonathan Evan Spanier has investment power and voting control over these securities, and disclaims beneficial ownership of these securities. The address for the selling shareholder is 267 S. Beverly Drive #1162, Beverly Hills, California, 90212.

(24)	Reflects 11,000 shares of common stock and 2,750 shares of common stock issuable upon the exercise of warrants. Peter G. Geddes has investment power and voting control over these securities, and has beneficial ownership of these securities. The address for the selling shareholder is P.O. Box 5303, Beverly Hills, California 90212.

(25)	Reflects 11,000 shares of common stock and 2,750 shares of common stock issuable upon the exercise of warrants. Jesse Grossman, Trustee of the Jesse Grossman Accountancy Corp. Retirement Trust, has investment power and voting control over these securities, and claims beneficial ownership of these securities. The address for the selling shareholder is 5000 Llano Drive, Woodland Hills, California, 91364.

(26)	Reflects 33,333 shares of common stock and 8,333 shares of common stock issuable upon the exercise of warrants. Michael Stone has investment power and voting control over these securities, and has beneficial ownership of these securities. The address for the selling shareholder is 18 Ozone Avenue, Venice, California, 90291.

(27)	Reflects 16,666 shares of common stock and 4,166 shares of common stock issuable upon the exercise of warrants. David Graber has investment power and voting control over these securities, and has beneficial ownership of these securities. The address for the selling shareholder is 9101 St. Ives Drive, Los Angeles, California, 90069.

(28)	Reflects 144,712 shares of common stock issuable upon consummation of the Merger. Seward Ave Partners, LLC is a Delaware limited liability company. Beneficial ownership of these securities is as follows: 92% Jesse Grossman; 4% Anthony Salandra; and 4% Winnie Huang who share investment power and voting control in the same proportions as beneficial ownership. The address for the selling shareholder is c/o Winnie Huang, 175 South Lake Avenue, Suite 307, Pasadena, California 91101.

(29)	Reflects 142,653 shares of common stock issuable upon consummation of the Merger. Jonathan Spanier has investment power and voting control over these securities. The address for the selling shareholder is 269 S. Beverly Dr., Suite 1102, Beverly Hills, California 90212.

(30)	Reflects 165,699 shares of common stock issuable upon consummation of the Merger. Olive Grove, LLC is a limited liability company organized under the laws of the State of California. Olive Grove, LLC is beneficially owned by the following members in the following approximate percentages:

85% by Peter G. Geddes and 15% by David Graber. Peter G. Geddes, has investment power and voting control over these securities. The address for the selling shareholder is P.O. Box 5303, Beverly Hills, California 90212.

(31)	Reflects 272,868 shares of common stock issuable upon consummation of the Merger. James A Loughran and Barry Taleghany, each acting singly, has investment power and voting control over these securities. The address for the selling shareholder is c/o James Loughran, 38 Hertford Streed, London W1JSG, England.

(32)	Reflects 92,672 shares of common stock issuable upon consummation of the Merger. Jodi Hunter has investment power and voting control over these securities. The address for the selling shareholder is 1003 Dormador, Suite 21, San Clemente, California 92672.

PLAN OF DISTRIBUTION
      We are registering shares of our common stock under the Securities Act for sale by the selling shareholders. As used in this prospectus, “selling shareholders” include certain entities identified in the footnotes to the table in the section captioned “Selling Shareholders” as the holders of record of the indicated securities and include the respective pledgees, assignees, successors-in-interest, donees, transferees or others who may later hold the selling shareholders’ Euroseas common stock and would be identified in an amendment to this prospectus at the appropriate time. We have agreed to pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.
      Each Selling Shareholder may, from time to time, sell any or all of their shares of common stock on any sock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
      The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
      Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
      In connection with the sale of Euroseas common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
      The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).
      We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
      Because Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by a prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under a prospectus. Each Selling Shareholder has advised us that it has not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the common stock. There is no underwriter or coordinating broker acting in connection with the proposed sale of the common stock by the Selling Shareholders.
      We have agreed to keep a prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Shareholders or any other person. Euroseas will make copies of any prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of a prospectus to each purchaser at or prior to the time of the sale.

EXPERTS
      The consolidated financial statements of Euroseas Ltd. and subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
      Seward & Kissel LLP is acting as our counsel in compliance with United States securities laws.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed a registration statement on Form F-1 to register with the SEC the re-sale of our shares. This prospectus is a part of that registration statement and constitutes a prospectus of Euroseas. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus.
      We have not authorized anyone to provide you with information that differs from that contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as on any date other than the date of the prospectus.
      This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.
ENFORCEABILITY OF CIVIL LIABILITIES
      We are a Marshall Islands company and our executive offices are located outside of the United States of America in Maroussi, Greece. Some of our directors and officers and some of the experts named herein reside outside the United States of America. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States of America. As a result, you may have difficulty serving legal process within the United States of America upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States of America, judgments you may obtain in United States of America courts against us or these persons in any action, including actions based upon the civil liability provisions of United States of America federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States of America federal or state securities laws.
GLOSSARY OF SHIPPING TERMS
      The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.
      Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.
      Bareboat charter. A charter of a vessel under which the ship-owner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”
      Bunkers. Heavy fuel and diesel oil used to power a vessel’s engines.

      Capesize. A vessel with capacity over 80,000 dwt.
      Charter. The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.
      Charterer. The party that hires a vessel for a period of time or for a voyage.
      Charterhire. A sum of money paid to the shipowner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as “freight.”
      Classification society. An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel’s registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”
      Contract of affreightment. A contract of affreightment (COA) relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform the individual sailings. Essentially it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the ship’s operating, voyage and capital costs are borne by the ship owner.
      Drybulk carrier. A type of ship designed to carry bulk cargo, such as coal, iron ore and grain, etc. that is loaded in bulk and not in bags, packages or containers.
      Drydocking. The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings are generally required once every 30 months or twice every five years, one of which must be a Special Survey.
      Dwt. Deadweight ton, which is a unit of a vessel’s capacity for cargo, fuel, oil, stores and crew measured in metric tons of 1,000 kilograms.
      Freight. A sum of money paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount.
      Freight Forward Agreement. A freight forward agreement is an “over the counter” market, whereby each party to the transaction takes an opposing party’s credit risk until the settlement date. Freight forward agreements enable a buyer/seller to buy/sell the spot or timecharter market forward and thereby manage their exposure to fluctuating market.
      Gross ton. A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.
      Handymax. A vessel with capacity ranging from 40,000 dwt to 55,000 dwt.
      Handysize. A vessel with capacity of up to 40,000 dwt.
      Hull. Shell or body of a ship.
      IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.
      Intermediate survey. The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each Special Survey.
      Newbuilding. A new vessel under construction or just completed.
      Off-hire. The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.
      OPA. The United States Oil Pollution Act of 1990.

      Panamax. A vessel with capacity ranging from 55,000 dwt to 80,000 dwt.
      Period time charter. A time charter or a contract of affreightment.
      Protection and indemnity insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.
      Scrapping. The sale of a vessel as scrap metal.
      Single-hull. A hull construction design in which a vessel has only one hull.
      Special survey. The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.
      Spot charter. A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.
      Spot market. The market for immediate chartering of a vessel, usually for single voyages.
      Time charter. A charter under which the shipowner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance.
      Vessel operating expenses. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel costs, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”
      Voyage expenses. Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunkers) costs, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions.

EUROSEAS LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2003 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
of the Euroseas Ltd. and subsidiaries
      We have audited the accompanying consolidated balance sheets of the Euroseas Ltd and subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index to Consolidated Financial Statements in page F-1 as Schedule I. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd and subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in material respects, the information set forth therein.

Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
June 30, 2005, except for Note 17 (1), as to
which the date is August 25, 2005,
Note 17(7) as to
which the date is November 25, 2005,
Note 17(8), as to which the date is
December 7, 2005, Note 17(6), as to
which the date is December 19, 2005
and Note 17(3) as to which the
date is December 28, 2005.

EUROSEAS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2004

	Notes	2003	2004

		(All amounts expressed in
		U.S. dollars)
ASSETS
Current Assets
Cash and cash equivalents		8,100,047	15,497,482
Trade accounts receivable, net		431,740	245,885
Prepaid expenses		74,114	207,551
Claims and other receivables		346,307	137,783
Inventories	3	354,927	303,478
Restricted cash		102,204	68,980

Total current assets		9,409,339	16,461,159

Fixed Assets
Vessels, net	4	41,096,067	34,171,164

Total fixed assets		41,096,067	34,171,164

Long-Term Assets
Deferred charges, net	5	929,757	2,205,178
Investment in associate	6	22,856	—

Total long-term assets		952,613	2,205,178

Total assets		51,458,019	52,837,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Long-term debt, current portion	10	5,105,000	6,030,000
Trade accounts payable		802,054	879,541
Accrued expenses	7	254,863	321,056
Deferred revenue	8	1,235,032	1,908,189
Due to related companies	9	1,084,824	4,626,060

Total current liabilities		8,481,773	13,764,846

Long-Term Liabilities
Long-term debt, net of current portion	10	15,490,000	7,960,000

Total long-term liabilities		15,490,000	7,960,000

Total liabilities		23,971,773	21,724,846

Commitments and contingencies	13	—	—
Shareholders’ Equity
Common Stock (par value $0.01, 100,000,000 shares authorized, 29,754,166 issued and outstanding)		297,542	297,542
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		—	—
Additional paid-in capital	14	18,623,236	17,073,381
Retained earnings		8,565,468	13,741,732

Total shareholders’ equity		27,486,246	31,112,655

Total liabilities and shareholders’ equity		51,458,019	52,837,501

The accompanying notes are an integral part of these consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2002, 2003 and 2004

	Notes	2002	2003	2004

		(All amounts expressed in U.S. dollars)
Revenues
Voyage Revenue		15,291,761	25,951,023	45,718,006
Commissions	9	(420,959)	(906,017)	(2,215,197)

Net revenue		14,870,802	25,045,006	43,502,809

Operating Expenses
Voyage expenses	15	531,936	436,935	370,345
Vessel operating expenses	15	7,164,271	8,775,730	8,906,252
Management fees	9	1,469,690	1,722,800	1,972,252
Amortization and depreciation	4, 5	4,053,049	4,757,933	3,461,678
Net gain on sale of vessel	4	—	—	(2,315,477)

Total operating expenses		13,218,946	15,693,398	12,395,050

Operating income		1,651,856	9,351,608	31,107,759

Other Income/(Expenses)
Interest and finance cost		(799,970)	(793,257)	(708,284)
Derivative gain		—	—	27,029
Foreign exchange gain/(loss)		2,849	(690)	(1,808)
Interest income		6,238	36,384	187,069

Other expenses, net		(790,883)	(757,563)	(495,994)

Equity in earnings/(losses)	6	30,655	(167,433)	—

Net income for the year		891,628	8,426,612	30,611,765

Earnings per share, basic and diluted	12	0.03	0.28	1.03

Weighted average number of shares outstanding during the period	12	29,754,166	29,754,166	29,754,166

The accompanying notes are an integral part of these consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2002, 2003 and 2004

			Common	Preferred
		Number of	Shares	Shares	Paid-In
	Comprehensive	Shares	Amount	Amount	Capital	Retained
	Income	(Note 12)	(Note 12)	(Note 12)	(Note 12)	Earnings	Total

	(All amounts, except per share data, expressed in U.S. dollars)
Balance, January 1, 2002	—	29,754,166	297,542	—	15,073,236	1,210,728	16,581,506
Net income	891,628	—	—	—	—	891,628	891,628

Contribution	—	—		—	4,500,000	—	4,500,000
Dividend paid	—	—	—	—	—	(687,500)	(687,500)

Balance, December 31, 2002	—	29,754,166	297,542	—	19,573,236	1,414,856	21,285,634
Net income	8,426,612	—	—	—	—	8,426,612	8,426,612

Dividends paid/return of capital	—	—	—	—	(950,000)	(1,276,000)	(2,226,000)

Balance, December 31, 2003		29,754,166	297,542	—	18,623,236	8,565,468	27,486,246
Net income	30,611,765	—	—	—	—	30,611,765	30,611,765

Dividends paid/return of capital	—	—	—	—	(1,549,855)	(25,435,501)	(26,985,356)

Balance, December 31, 2004		29,754,166	297,542	—	17,073,381	13,741,732	31,112,655

The accompanying notes are an integral part of these consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2003 and 2004

	2002	2003	2004

	(All amounts expressed in U.S. dollars)
Cash Flows from Operating Activities:
Net income	891,628	8,426,612	30,611,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessel	3,514,403	4,158,159	2,530,100
Amortization of dry-docking expenses	538,646	599,774	931,578
Amortization of deferred finance cost	55,497	67,402	50,681
Equity in earnings	(30,655)	167,433
Provision for doubtful accounts	—	3,592	(27,907)
Gain on sale of vessel	—	—	(2,315,477)
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable, net	68,888	110,471	213,762
Prepaid expenses	(3,213)	26,552	(133,437)
Claims and other receivables	29,728	(171,731)	208,524
Inventories	(125,499)	(7,748)	51,449
Increase/(decrease) in:
Due to related companies	177,169	(482,778)	3,541,236
Trade accounts payable	644,749	(650,863)	77,487
Accrued expenses	3,125	(43,308)	66,193
Other liabilities	(133,123)	(274,764)	673,157
Deferred dry-docking expenses	—	(972,671)	(2,270,418)

Net cash provided by operating activities	5,631,343	10,956,132	34,208,693

Cash Flows from Investing Activities:
Purchase of vessel	(16,993,811)	—	—
(Increase)/decrease in cash retention accounts	(42,268)	214,832	33,224
Proceeds from sale of vessels	—	—	6,723,018

Net cash from investing activities	(17,036,079)	214,832	6,756,242

Cash Flows from Financing Activities:
Increase in common stock and paid-in capital	4,500,000	—	—
Dividends	(687,500)	(1,200,000)	(26,962,500)
Advance from shareholders	300,000	—	—
Repayment of advances from shareholders	—	(300,000)	—
Deferred finance costs	(120,145)	(28,000)	—
Proceeds from long-term debt	11,900,000	3,000,000	—
Repayment of long-term debt	(3,645,000)	(6,250,000)	(6,605,000)

Net cash used in financing activities	12,247,355	(4,778,000)	(33,567,500)

Net increase in cash and cash equivalents	842,619	6,392,964	7,397,435
Cash and cash equivalents at beginning of year	864,464	1,707,083	8,100,047

Cash and cash equivalents at end of year	1,707,083	8,100,047	15,497,482
Supplemental cash flow information
Cash paid during the year for:
Cash paid for interest	582,740	725,034	474,430
Non Cash Items:
Dividend and return of capital from investment in associates (note 6)	—	1,026,000	22,856
The accompanying notes are an integral part of these consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2002, 2003 and 2004
(All amounts expressed in U.S. dollars)

1.	Basis of Presentation and General Information
      Euroseas Ltd. (the “Company”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies listed below. On June 28, 2005 the beneficial owners exchanged all their shares of the ship owning companies for shares in Friends Investment Company Inc, a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd, thus becoming the sole shareholder of Euroseas Ltd. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below.
      The operations of the vessels are managed by Eurobulk Ltd., a related corporation.
      The manager has an office in Greece located at 40 Ag. Constandinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in exchange for a fixed and variable fee (Note 9).
      The Company is engaged in the ocean transportation of dry bulk and containers through the ownership and operation of the following dry bulk and container carriers:

•	Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel “Ariel”, which was built in 1977 and acquired on March 5, 1993.

•	Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier motor vessel “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996.

•	Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel “John P”, which was built in 1981 and acquired on March 7, 1998.

•	Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.

•	Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier motor vessel “HM Qingdao1” (ex Kuo Jane), which was built in 1990 and acquired on February 16, 2001.

•	Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier motor vessel “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

•	Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier motor vessel “Irini”, which was built in 1988 and acquired on October 15, 2002.
      In addition, the historical financial statements include the accounts of the following vessel owning companies which were managed by Eurobulk, Ltd. during the periods presented:

(a) Silvergold Shipping Ltd. incorporated in Cyprus on May 16, 1994. Up to June 3, 1996, the Company was engaged in ship owning activities, but thereafter, the Company’s assets and liabilities were

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liquidated and the retained earnings were distributed to the shareholders. The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT, Cyprus flag, container carrier motor vessel Widar, which was built in 1986. The vessel was sold on April 24, 2004. The group of beneficial shareholders which own the above mentioned ship-owing companies also own the ship owning company, Silvergold Shipping Ltd., accordingly, these accompanying financial statements also consolidate the accounts of Silvergold Shipping Ltd. until May 31, 2005, when Silvergold Shipping Ltd. paid a final dividend of $35,000 to its shareholders.

(b) Fitsoulas Corporation Limited which was incorporated in Malta on September 24, 1999, is the owner of the Malta flag 41,427 DWT bulk carrier motor vessel Elena Heart, which was built in 1983 and acquired on October 22, 1999. The vessel was sold on March 31, 2003. The group of beneficial shareholders which own the above mentioned ship-owing companies also exercised significant influence over the ship-owning company Fitsoulas Corporation Limited through their 38% interest in that company, and this investment was therefore accounted for using the equity method.
      Charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

	Year Ended December 31,

Charterer	2002	2003	2004

A	42.40%	31.30%	12.20%
B	28.68%	23.01%	11.50%
C	—	10.55%	—
D	—	—	20.60%
E	—	—	10.52%
F	—	—	14.07%

2.	Significant Accounting Policies

Principles of Consolidation
      The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include the accounts of Euroseas Ltd. and its subsidiaries for the years ended December 31, 2002, 2003 and 2004. Inter-company transactions were eliminated on consolidation.

Investment in Associates
      An associate is an entity over which shareholders of the Company have significant influence but do not control. The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under this method of accounting, investments in associates are carried on the consolidated balance sheet at cost as adjusted for post acquisition changes in the Company’s share of the net assets of the associate.

Use of Estimates
      The preparation of the accompanying consolidated financial statements is in conformity with accounting principles generally accepted in the United States and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Comprehensive Income
      The Company follows the provisions of Statement of Financial Accounting Standards No. 130, “Statement of Comprehensive Income” (“SFAS 130”), which requires separate presentation of certain transactions which are recorded directly as components of stockholders’ equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

Foreign Currency Translation
      The Company’s functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash and Cash Equivalents
      The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash
      Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments.

Trade Accounts Receivable
      The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter, net of a provision for doubtful accounts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. At December 31, 2002 and 2004, no provision for doubtful debts was considered necessary while at December 31, 2003, the allowance for doubtful accounts amounted to $27,907.

Claims and Other Receivables
      Claims and other receivables principally represent claims arising from hull or machinery damages, crew salaries claims or other insured risks that have been submitted to insurance adjusters or are currently being compiled. All amounts are shown net of applicable deductibles.

Inventories
      Inventories consist of bunkers, lubricants and victualling on board the Company’s vessels at the balance sheet date and are stated at the lower of cost and market value. Victualling is valued using the FIFO method while bunkers and lubricants are valued on an average cost basis.

Vessels
      Vessels owned by the Company are stated at cost which comprises vessels’ contract price, major repairs and improvements, direct delivery and acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel, otherwise these amounts are charged to expense as incurred.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation
      Depreciation is calculated on a straight line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the date of original construction. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions. Revisions of estimated lives are recognized over current and future periods.
      During 2004, management changed its estimate of the scrap value of its vessels. See Note 4.

Revenue and Expense Recognition
      Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as incurred.
      Charter revenue received in advance is recorded as a liability until charter services are rendered.
      Vessels’ operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees.
      For the Company’s vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Repairs and Maintenance
      Expenditures for vessel repair and maintenance is charged against income in the period incurred.

Accounting for Dry-Docking Costs
      Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally two and a half years and five years, respectively. Unamortized dry-docking costs of vessels that are sold are written-off to income in the year of the vessel’s sale.

Pension and Retirement Benefit Obligations — Crew
      The ship-owning companies included in the combination, employ the crew on board, under short-term contracts (usually up to 9 months) and accordingly, they are not liable for any pension or post retirement benefits.

Financing Costs
      Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loan repaid or refinanced are expensed in the period the repayment or refinancing is made.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assets Held for Sale
      It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets as being held for sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the impairment or the disposal of long-lived assets”, when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
      Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Impairment of Long-Lived Assets
      The Company follows SFAS No. 144, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset’s carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company determined that no impairment loss needed to be recognized for applicable assets for any years presented.

Derivative Financial Instruments
      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives’ fair value recognized currently in earnings unless specific hedge accounting criteria are met. Pursuant to SFAS No. 133, the Company records all its derivative financial instruments and hedges as economic hedges, since they do not qualify as a hedge or meet the criteria of hedge accounting. All gains or losses are reflected in the statement of income.
      For the year ended December 31, 2004, the interest rate swaps did not qualify for hedge accounting treatment. Accordingly, all gains or losses have been recorded in statement of income for the period. The fair value at December 31, 2004 is $27,029 and is included in claims and other receivables. There were no interest rate swaps for the year ended December 31, 2003.

Earnings Per Common Share
      Basic earnings per common share are computed by dividing the net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year.

Segment Reporting
      The Company reports financial information and evaluates its operations by charter revenue and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reporting segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Recent Accounting Pronouncements
      In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, “Consolidation of Variable Interest Entities,” which clarified the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance sheet entities. It provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than voting interests. It requires consolidation of Variable Interest Entities (“VIEs”) only if those VIEs do not effectively disperse the risks and benefits amount the various parties involved. On December 24, 2003, the FASB issued a complete replacement of FIN 46 (“FIN 46R), which clarified certain complexities of FIN 46. FIN 46R is applicable for financial statements issued for reporting periods that end after March 5, 2004. The Company has reviewed FIN 46R and determined that the adoption of the standard will not have a material impact on the financial statements.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No. 123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year 2006. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.
      On December 16, 2004, FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (“FAS 153”). This statement amends APB Opinion N(degree)29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No. 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS No. 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.
      The FASB has issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion N(degree)20 and SFAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.
      SFAS No. 154 requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves financial reporting

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006. The Company does not believe that this pronouncement will have and effect on it’s financial condition, results of operation or cash flows.
      On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, “Share-Based Payment,” (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), “Share-Based Payment” (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.
      In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47 “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143”, which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143 “Accounting for Asset Retirement Obligations”. Specifically, FIN 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Management is currently evaluating the effect that adoption of FIN 47 will have on the Company’s financial position and results of operations.

3.	Inventories
      The amounts shown in the accompanying consolidated balance sheet are analyzed as follows:

	2003	2004

Lubricants	263,408	256,223
Victualling	91,519	47,255

Total	354,927	303,478

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Vessels
      The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value

	(Amount expressed in thousands)
Balance, December 31, 2001	44,593	(12,818)	31,775
— Depreciation for the year	—	(3,515)	(3,515)
— Acquisition of vessels	16,994	—	16,994

Balance, December 31, 2002	61,587	(16,333)	45,254
— Depreciation for the year	—	(4,158)	(4,158)

Balance, December 31, 2003	61,587	(20,491)	41,096
— Depreciation for the year	—	(2,530)	(2,530)
— Sale of vessel	(5,827)	1,432	(4,395)

Balance, December 31, 2004	55,760	(21,589)	34,171

      In 2004, the estimated scrap value of the vessels was increased to better reflect market price developments in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount or $0.05 per share.
      In addition, in 2004, the estimated useful life of the vessel m/ v Ariel was extended from 28 years to 30 years since the vessel performed dry-docking in the current year and it is not expected to be sold until year 2007.
      The m/ v Widar was sold in April 2004 and resulted in a net gain on sale of $2,315,477. Depreciation expense for m/ v Widar for the year ended December 31, 2004 amounted to $136,384.

5.	Deferred Charges
      The amounts in the accompanying consolidated balance sheets are as follows:

	2002	2003	2004

Balance, beginning of year	1,070,261	596,262	929,757
Additions:	120,144	1,000,671	2,270,418
Amortization of dry-docking expenses	(538,646)	(599,774)	(931,578)
Amortization of loan arrangement fees	(55,497)	(67,402)	(50,681)
Written-off on sale of vessel M/ V Widar	—	—	(12,738)

Balance, end of year	596,262	929,757	2,205,178

      The additions of $2,270,418 in 2004 are made up of dry-docking expenses. The additions of $1,000,671 in 2003 are made up of loan financing fees of $28,000 and dry-docking expenses of $972,671. The additions of $120,144 in 2002 relate to loan financing fees.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Investment in Associate
      Fitsoulas Corporation Limited is 38% owned by common shareholders with the companies listed in Note 1 to the financial statements. The amounts in the accompanying consolidated financial statements are as follows:

	2002	2003	2004

Balance, beginning of year	1,185,634	1,216,289	22,856
Equity in earnings/(losses)	30,655	(167,433)	—
Dividends and return of capital	—	(1,026,000)	(22,856)

Balance, end of year	1,216,289	22,856	—

      Fitsoulas Corporation Limited sold its vessel on March 31, 2003. The Company’s share of the net losses inclusive of the loss on sale of the vessel of Fitsoulas Corporation Limited was $167,433 for the year ended December 31, 2003. Thereafter, dividends of $76,000 were declared and capital of $950,000 was returned directly to the shareholders in 2003 and dividend of $22,856 were declared and returned directly to the shareholders in 2004.

7.	Accrued Expenses
      The amounts in the accompanying consolidated balance sheets are as follows:

	2003	2004

Accrued payroll expenses	83,240	95,615
Accrued interest	23,800	100,366
Other accrued expenses	147,823	125,075

Total	254,863	321,056

8.	Deferred Revenue
      The account relates to deferred voyage revenue that represents cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

9.	Related Party Transactions
      The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd., a related company (the “Management Company”) whereby the Management Company provides technical and commercial management. Such management fees amounted to $1,469,690, $1,772,800 and $1,972,252 in 2002, 2003 and 2004 respectively.
      The Company uses brokers to provide services, as is industry practice. Eurochart S.A., a related party, provides sales and purchases (S&P) and chartering services to the Company. A commission of 1% on vessel sales price and 1%-1.25%on charter revenue is paid to Eurochart S.A. for these services. For the years ended December 31, 2002, 2003 and 2004, respectively, commissions of $57,600, $0, and $70,000 were paid for vessel sales and commissions of $214,758, $286,605, and $654, 057 were paid on charter revenue.
      Certain shareholders, together with another ship management company, have one joint venture with the insurance broker Sentinel Maritime Services Inc. and one with the crewing agent More Maritime Agencies Inc. The shareholders’ percentage participation in these joint ventures was 26% in 2002, 27% in 2003 and 35% in 2004. In 2004, the Company was charged fees of $209,685 and $23,543 by Sentinel Marine Services Inc. and More Maritime Agencies Inc. respectively.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Amounts due to related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which they have the right to off-set.

10.	Long-Term Debt
      Long-term debt as of December 31, 2003 and 2004 comprises bank loans granted to the vessel-owning companies, which are as follows:

			December 31,

Borrower			2003	2004

Alterwall Business Inc.	(a	)	4,350,000	3,750,000
Alcinoe Shipping Limited/ Oceanpride Shipping Limited	(b	)	2,500,000	1,600,000
Diana Trading Limited	(c	)	5,020,000	4,140,000
Allendale Investments S.A.	(d	)	5,100,000	4,500,000
Searoute Maritime Limited	(e	)	250,000	—
Silvergold Shipping Limited	(e	)	2,000,000	—
Oceanopera Shipping Limited	(e	)	1,375,000	—

			20,595,000	13,990,000
Current portion			(5,105,000)	(6,030,000)

Long-term portion			15,490,000	7,960,000

      The future annual loan repayments are as follows:

2005	6,030,000
2006	2,280,000
2007	1,480,000
2008	4,200,000

Total	$13,990,000

(a)	On January 30, 2001, Alterwall Business Inc. (the owner of M/ V HM Qingdao I (ex M/ V Kuo Jane)) entered into a loan agreement for an amount of $6,000,000. The loan is repayable in sixteen quarterly installments of $150,000 each and a balloon payment of $3,600,000 due in February 2005. (See Subsequent events e.(1)). Interest is calculated at LIBOR plus 1.5% per annum. The average interest rate for the years ended December 31, 2002, 2003 and 2004 amounted to 3.26%, 2.75% and 3.65%.

(b)	On April 1, 2003, Alcinoe Shipping Limited (the owner of M/ V Pantelis P.) and Oceanpride Shipping Limited (the owner of M/ V John P.) jointly and severally entered into a new loan amounting to $3,000,000 when the outstanding amount of the old loan was $780,000. The loan is repayable in twelve consecutive quarterly installments being four installments of $250,000 each, eight installments of $200,000 each and a balloon payment of $400,000 payable with the last installment in August 2006. The first installment is due in August 2003. Interest is calculated on LIBOR plus 1.75% per annum. The average interest rate for the years ended December 31, 2002, 2003 and 2004 amounted to 3.15%, 2.91% and 3.89%.

(c)	On October 10, 2002, Diana Trading Limited (the owner of M/ V Irini) entered into a loan agreement for an amount of $5,900,000 which was drawn down in to tranches of $4,900,000 on October 16, 2002 and of $1,000,000 on December 2, 2002. The loan is repayable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $600,000 payable together with the last installment due in

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 2008. The first installment is payable in January 2003. The interest is calculated at LIBOR plus 1.6% per annum. The average interest rate for the years ended December 31, 2002, 2003 and 2004 amounted to 3.03%, 2.93% and 3.8%.

(d)	On May 1, 2002, Allendale Investments S.A. (the owner of m/ v Kuo Hsiung) entered into a loan agreement for an amount of $6,000,000 which was drawn down on May 31, 2002. The loan is repayable in twenty-four consecutive quarterly installments of $150,000 plus a balloon payment of $2,400,000 payable with the last installment in May 2008. The interest is calculated at LIBOR plus 1.75% per annum. The average interest rate for the years ended December 31, 2002, 2003 and 2004 amounted to 3.56%, 3.05% and 3.63%.

(e)	The loans of Searoute Maritime Limited (the owner of m/ v Ariel), Silvergold Shipping Limited (the owner of m/ v Widar) and Oceanopera Shipping Limited (the owner of m/ v Nikolaos) were fully repaid in 2004. The average interest rate for the years ended December 31, 2002, 2003 and 2004 amounted to 3.5%, 2.94% and 2.94%.
      All the loans are secured with one or more of the following:

•	a first priority mortgage over the respective vessels.

•	a first priority assignment of earnings and insurances.

•	a personal guarantee of one shareholder.

•	the corporate guarantee of the management company.
      The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender’s prior consent, the sale of vessels, as well as minimum requirements regarding the hull ratio cover. In addition, the vessel owning companies are not permitted to pay any dividends to Euroseas Ltd. nor Euroseas Ltd. to its shareholders without the lender’s prior consent.
      The loan obtained by Diana Trading Limited is secured by a second preferred mortgage over the vessel m/ v Nikolaos P., owned by Oceanopera Shipping Limited.
      Interest expense for the years ended December 31, 2002, 2003 and 2004 amounted to $543,505, $609,741, and $566,880 respectively.

11.	Income Taxes
      Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.
      Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company’s ship-operations subsidiaries satisfy these initial criteria. In addition these Companies must be more than 50% owned by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more that 50% benefit ownership requirement. In addition, upon completion of the public offering of the company’ shares, the management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
be satisfied based on the trading volume and the anticipated widely held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

12.	Earnings Per Common Share
      Basic and diluted earnings per common share are computed as follows:

	December 31,	December 31,	December 31,
	2002	2003	2004

Income:
Net income for the year available to common stockholders	891,628	8,426,612	30,611,765
Basic earnings per share:
Weighted average common shares — outstanding	29,754,166	29,754,166	29,754,166
Diluted earnings per share:
Weighted average common shares — diluted	29,754,166	29,754,166	29,754,166
Basic earnings per share:	0.03	0.28	1.03
Diluted earnings per share:	0.03	0.28	1.03

13.	Commitments and Contingencies
      There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.
      The distribution of the net earnings by one of the chartering pools performing the exploitation of one of the Company’s vessels has not yet been finalized for the year ended December 31, 2004. Any effect on the Company’s income resulting from any future reallocation of pool income cannot be reasonably estimated.
      Silvergold Shipping Limited issued a letter of guarantee on December 9, 2004 of $1,000,000 addressed to the Norwegian Futures and Options Clearing House (open-end). The letter of guarantee is secured through a pledge over a time deposit held by Silvergold Shipping Limited of $1,000,000. To date no transactions have been carried out under this guarantee.

14.	Common Stock and Paid-In Capital
      Common stock relates to 29,754,166 shares with a value of $0.01 each. The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments made by the shareholders for the acquisitions of the Company’s vessels.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Voyage and Vessel Operating Expenses
      The amounts in the accompanying consolidated statement of income are analyzed as follows:

	Year Ended December 31,

	2002	2003	2004

Voyage Expense
Port charges	132,076	202,537	188,319
Bunkers	387,973	227,398	182,026
Other	11,887	7,000	—

Total	531,936	436,935	370,345

Vessel Operating Expenses
Crew wages and related costs	3,934,140	4,569,039	4,460,233
Insurance	875,319	1,334,517	1,486,179
Repairs and maintenance	503,761	595,194	515,820
Lubricants	391,576	455,931	446,034
Spares and consumable stores	1,310,317	1,555,286	1,660,600
Professional and legal fees	31,327	34,206	46,997
Others	117,831	231,557	290,389

Total	7,164,271	8,775,730	8,906,252

      Commission expense can be analyzed as follows:

	Year Ended December 31,

	2002	2003	2004

Commissions charged by third parties	265,899	619,552	1,334,307
Commissions charges by related parties	155,060	286,465	880,890

Total	420,959	906,017	2,215,197

16.	Financial Instruments
      The principal financial assets of the Company consists of cash on hand and at banks, interest rate swaps and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans and accounts payable due to suppliers.
Interest Rate Risk
      The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as fair value hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of income.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Concentration of Credit Risk
      Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.
Fair Value
      The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values.

17.	Subsequent Events

1.	Transaction with Euroseas Ltd. and Cove Apparel Inc.
      On August 25, 2005, Euroseas Ltd. sold 7,026,993 common shares in an institutional private placement for approximately $21 million. As part of the private placement, Euroseas Ltd. has agreed to file a registration statement with the Securities and Exchange Commission to register for re-sale the shares of Euroseas Ltd. The shares have warrants which allow the shareholders of the institutional private placement the right to acquire one share of Euroseas stock for every four shares acquired at a price of $3.60 per share. These warrants exist for a period of five years from the date of registration. As a condition to the private placement, Euroseas Ltd. has agreed to execute a merger agreement with Cove Apparel, Inc. (“Cove”).
      On August 25, 2005, Cove signed an Agreement and Plan of Merger (the “Merger Agreement”) to combine with Euroseas Acquisition Company Inc. (“Euroseas Acquisition Company”), a Delaware corporation and wholly-owned subsidiary of Euroseas Ltd. The Merger Agreement provides for the merger of Euroseas Acquisition Company with Cove, with the current stockholders of Cove receiving 0.102969 shares of Euroseas Ltd. common stock for each share of Cove common stock they presently own. As part of the merger, Euroseas Ltd. has agreed to file a registration statement with the Securities and Exchange Commission to register for re-sale the shares issued in the merger to the Cove stockholders. Upon consummation of the merger, the separate existence of Cove will cease, and Euroseas Acquisition Company will continue as the surviving corporation and as a wholly owned operating subsidiary of Euroseas Ltd. under the name Cove Apparel, Inc. Euroseas Acquisition Company was formed on June 21, 2005 to effect the merger with Cove.

2.	Dividends
      In April 5, 2005 the Company paid $10,190,000 of dividends relating to the year ended December 31, 2004. On May 31, 2005 the Company paid an additional dividend/return of capital of $34,000,000 which related to the period ended May 31, 2005.
      On May 31, 2005 Silvergold Shipping Ltd. paid a final dividend of $35,000 to its shareholders.

3.	New Loans
      (a) On May 9, 2005 Diana Trading Limited (the owner of m/ v Irini) entered into a loan agreement amounting to $4,200,000 which was drawn down on May 9, 2005. The loan is repayable in twelve consecutive quarterly installments being four installments of $450,000 each, and eight installments of $300,000 each with the last installment due in May 2008. The first installment is payable in August 2005. The interest is calculated at LIBOR plus 1.25% per annum.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The loan is secured with the following:

•	a second priority mortgage over the respective vessel.

•	general assignment of earnings and insurance.

•	a personal guarantee of one shareholder.
      The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, distribution of dividends or any other distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender’s prior consent, the sale of vessels, as well as minimum requirements regarding the hull ratio cover. In addition, the vessel owning companies are not permitted to pay any dividends without the lender’s prior consent. The Company is not in default of any credit facility covenant.
      (b) On May 16, 2005 Alcinoe Shipping Limited (the owner of m/ v Pantelis P.), Oceanpride Shipping Limited (the owner of m/ v John P.), Searoute Maritime Ltd (the owner of M/ V Ariel) and Oceanopera Shipping Ltd (the owner of m/ v Nikolaos P) jointly and severally entered into a new Eurodollar loan amounting to $13,500,000 which was drawn down on May 16, 2005. Prior to obtaining the loan an amount of $1,400,000 was paid in settlement of the outstanding loans as at March 31, 2005 for Alcinoe Shipping Limited and Oceanpride Shipping Limited. The new loan is repayable in twelve consecutive quarterly installments being two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the last installment in May 2008. The first installment is due in August 2005. Interest is calculated on LIBOR plus 1.5% per annum.
      The loan is secured with the following:

•	first priority mortgage over the respective vessels on a joint and several basis.

•	first assignment of earnings and insurance.

•	a personal guarantee of one shareholder.

•	a corporate guarantee of Eurobulk Ltd.

•	a minimum liquidity balance equal to no less than $1,000,000 through out the life of the facility.
      The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, distribution of dividends or any other distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender’s prior consent, the sale of vessels, as well as minimum requirements regarding the hull ratio cover. In addition, the vessel owning companies are not permitted to pay any dividends without the lender’s prior consent. The Company is not in default of any credit facility covenant.
      (c) On December 28, 2005, Salina Shipholding Corp. (the owner of m/v Artemis which was acquired on October 25, 2005) entered into a loan agreement amounting to $15,500,000 which was drawn down on December 30, 2005. The loan is repayable in ten consecutive six-monthly installments being six installments of $1,750,000 each and four installments of $650,000 and a balloon payment of $2,400,000 payable with the last installment in January 2011. The first installment is due in June 2006. Interest is calculated on LIBOR plus a margin that ranges between 0.9-1.1% depending on the asset cover ratio. The Company is required to make monthly transfers of interest payable to a retention account.
      The loan is secured with the following:

•	first priority mortgage over the respective vessels on a joint and several basis;

•	first assignment of earnings and insurance;

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	a corporate guarantee of Euroseas Ltd.; and

•	a minimum liquidity balance equal to no less than $300,000 per vessel in the Euroseas fleet throughout the life of the facility.

      The loan agreement contains ship finance covenants including restrictions as to changes in management and ownership of the vessel, distribution of dividends or any other distribution of profits and assets, additional indebtedness and mortgaging of the vessel without the lender’s prior consent, the sale of the vessel, minimum requirements regarding the hull ratio cover and minimum cash retention account.

4.	Refinance of Loans
      (a) On February 9, 2005, Alterwall Business Inc. refinanced the final balloon payment of their loan. It is repayable in sixteen quarterly installments of $150,000 each, and a balloon payment of $1,200,000 due in February, 2009. Interest is calculated at LIBOR plus 1.25%.
      (b) On May 24, 2005, Allendale Investments S.A. (the owner of m/v Kuo Hsiung) and Alterwall Business Inc. (the owner of m/v HM Qingdao1” (ex Kuo Jane)) jointly and severally entered into a loan agreement amounting to $20,000,000 which was drawn down on May 26, 2005. The outstanding amount of the old loans was $7,800,000 and was repaid in full. The loan is repayable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 in the third year, $450,000 each in the forth through to the sixth year and a balloon payment of $1,000,000 payable with the last installment in May 2011. The interest is calculated at LIBOR plus 1.25% per annum as long as the outstanding amount remains below 60% of the fair market value (FMV) of the vessel and 1.375% if the outstanding amount is above 60% of the FMV of the vessel.
      The loan is secured with the following:

•	first priority mortgage over the respective vessels on a joint and several basis.

•	first assignment of earnings and insurance.

•	a personal guarantee of one shareholder.

•	a corporate guarantee of Eurobulk Ltd.

•	a pledge of all the issued shares of each borrower
      The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender’s prior consent, the sale of vessels, as well as minimum requirements regarding the hull ratio cover. In addition, the vessel owning companies are not permitted to pay any dividends to Euroseas Ltd. nor Euroseas Ltd. to its shareholders without the lender’s prior consent. The Company is not in default of any credit facility covenant.

5.	Management Agreements
      On January 31, 2005 the Company’s vessel owning companies which are parties to management agreements with the Management Company renewed their agreements for an initial period of 5 years. After the initial period (expiring on January 31, 2010) the agreements will automatically extend. Termination is not effective until 2 months following notice having been delivered in writing by either party after the initial 5-year period.

6.	Dividend and Authorization of Reverse Stock Split
      On November 2, 2005, the Board of Directors declared a dividend of $0.07 per share subject to the consent of Cove’s shareholders, which consent was received pursuant to an amendment to the Merger Agreement dated as of November 22, 2005. The dividend (i) was paid on or about December 19, 2005 to those holders of record of common stock of the Company on December 16, 2005 (which include the holders

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of 36,781,159 shares outstanding and any of the holders of 1,756,743 warrants who decide to exercise their warrants by December 16, 2005); and (ii) is payable (A) to the stockholders of Cove Apparel, Inc. (“Cove”) who are entitled to receive shares of the Company’s common stock in connection with Cove’s merger with the Company’s wholly-owned subsidiary, Euroseas Acquisition Company Inc., with such payment being made only to those holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove shares for 1,079,167 shares of the Company’s common stock (assuming such merger is consummated), or (B) to Friends Investment Company Inc. (“Friends”) if such merger is not consummated since Friends will be issued the shares that would have otherwise been issued in the merger.
      In addition, the Board authorized a 1:2 reverse stock split subject to consent of Cove’s shareholders, which consent was received pursuant to an amendment to the Merger Agreement dated as of November 22, 2005. The Management was authorized, to decide not to proceed, on the reverse stock split if it determines, that it is no longer in the best interests of the Company and its shareholders. No date for the split has been set and the Management has not indicated whether it will or will not proceed with the split.

7.	Acquisition of Vessel
      On October 25, 2005, the Company signed a Memorandum of Agreement to acquire a 2,098 teu containership (m/v Artemis), built in 1987, for a price of $20.65 million. The vessel was delivered to the Company on November 25, 2005.

8.	Reclassification of Dividend
      On December 7, 2005, the Company’s Board of Directors made a resolution to clarify the breakdown of the dividend of $34,000,000 that was paid on May 31, 2005 (see Note 17(2)). This amount represented a dividend of $17,300,000 and a return of capital in the amount of $16,700,000.

Schedule I — Condensed Financial Information of Euroseas Ltd.
Balance Sheets — December 31, 2003 and 2004
(All amounts expressed in U.S. Dollars)

	December 31,	December 31,
	2003	2004

ASSETS
Current assets	—	—
Investments	27,486,245	31,112,654

Total assets	27,486,245	31,112,654

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	—	—

Total liabilities	—	—

Commitments and contingencies	—	—
Shareholders’ equity
Common shares (par value $0.01, 100,000,000 shares authorized, 29,754,166 issued and outstanding)	297,542	297,542
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)
Additional paid-in capital	18,623,236	17,073,381
Retained earnings/(accumulated deficit)	8,565,467	13,741,731

Total shareholders’ equity	27,486,245	31,112,654

Total liabilities and shareholders’ equity	27,486,245	31,112,654

Schedule I — Condensed Financial Information of Euroseas Ltd.
Income Statements for the Years Ended December 31, 2002, 2003 and 2004
(All amounts expressed in U.S. Dollars)

	Year Ended December 31,

	2002	2003	2004

Revenues
Equity in net income of subsidiaries	891,627	8,426,612	30,611,765

Net income	891,627	8,426,612	30,611,765

Earnings per share, basic and diluted	0.03	0.28	1.03

Weighted average number of shares outstanding during the period	29,754,166	29,754,166	29,754,166

Schedule I — Condensed Financial Information of Euroseas Ltd.
Statements of Stockholders’ Equity for the Years Ended December 31, 2002, 2003 and 2004
(All amounts, except per share data, expressed in U.S. Dollars)

						Retained
			Common	Preferred		Earnings/
	Comprehensive	Number of	Shares	Shares	Paid-in	(Accumulated
	Income	Shares	Amount	Amount	Capital	deficit)	Total

Balance, January 1, 2002		29,754,166	297,542	—	15,073,236	1,210,728	16,581,506
Net income	891,628	—	—	—	—	891,628	891,628

Contribution		—	—	—	4,500,000
Dividends paid		—	—	—	—	(687,500)	(687,500)
Balance, December 31, 2002		29,754,166	297,542	—	19,573,236	1,414,856	21,285,634
Net income	8,426,612	—	—	—	—	8,426,612	8,426,612

Dividends paid/ return of capital		—	—	—	(950,000)	(1,276,000)	(2,226,000)
Balance, December 31, 2003		29,754,166	297,542	—	18,623,236	8,565,468	27,486,246
Net income	30,611,765	—	—	—	—	30,611,765	30,611,765

Dividends paid/ return of capital		—	—	—	(1,549,855)	(25,435,501)	(26,985,356)
Balance, December 31, 2004		29,754,166	297,542	—	17,073,381	13,741,732	31,112,655

Schedule I — Condensed Financial Information of Euroseas Ltd.
Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004
(All amounts expressed in U.S. Dollars)

	2002	2003	2004

Cash flows from operating activities:
Net income	891,628	8,426,612	30,611,765
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings/ (losses) of subsidiaries	(204,127)	(6,002,612)	(3,626,409)

Net cash used in operating activities	687,500	2,226,000	26,985,356

Cash flows from investing activities:
Investment in subsidiaries	(4,500,000)	—	—

Net cash used in investing activities	(4,500,000)	—	—

Cash flows from financing activities:
Dividends paid/return of capital	(687,500)	(2,226,000)	(26,985,356)
Contributions to paid in capital	4,500,000	—	—

Net cash used in financing activities	3,812,500	(2,226,000)	(26,985,356)

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	—	—	—

Schedule I — Notes to the Condensed Financial Information of Euroseas Ltd.
      In the Parent Company only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company, during the years ended December 31, 2002, 2003 and 2004, received cash dividends from its subsidiaries of $687,500, $2,226,000 and $26,985,356, respectively. The Parent Company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2005

EUROSEAS LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
As of June 30, 2005

	Notes	Historical	Proforma(1)

		(All amounts
		expressed in
		U.S. Dollars)
ASSETS
Current Assets
Cash and cash equivalents		5,452,608
Accounts receivable trade, net		9,652
Prepaid expenses		129,706
Claims and other receivables		69,641
Due from related party	4	3,995,602
Inventories	2	319,765
Restricted cash		1,299,135

Total current assets		11,276,109

Fixed Assets
Vessels, net book value		32,978,300

Total fixed assets		32,978,300

Long-Term Assets
Deferred charges, net		2,357,775

Total long-term assets		2,357,775

Total assets		46,612,184

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Long-term debt, current portion		14,780,000	14,780,000
Trade accounts payable		946,760	946,760
Accrued expenses		437,570	437,570
Deferred revenue	3	2,176,825	2,176,825
Due to related companies	4	—	—
Dividend payable		—	2,650,223

Total current liabilities		18,341,155	20,991,738

Long-Term Liabilities
Long-term debt, net of current portion		26,620,000	26,620,000

Total long-term liabilities		26,620,000	26,620,000

Total liabilities		44,961,155	47,611,378

Commitments and contingencies	6	—	—
Shareholders’ Equity
Common Stock (par value $0.01, 100,000,000 shares authorized, 29,754,166 issued and outstanding)		297,542	297,542
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		—	—
Additional paid-in capital (restated)	8	373,381	373,381
Retained earnings/(Accumulated deficit) (restated)	8	980,106	(1,670,117)

Total shareholders’ equity		1,651,029	(999,194)

Total liabilities and shareholders’ equity		46,612,184	46,612,184

(1)	Gives effect to the payment of a cash dividend of $2.65 million to (i) our shareholders of record on December 16, 2005, and (ii) either Cove Apparel Inc.’s shareholders that will exchange their shares to Euroseas shares, if the merger with Cove Apparel Inc. is consummated, or, Friends which will issue the shares that would have been issued to Cove Apparel Inc.’s Shareholders, if the merger is not consummated. It assumes no exercise of any of the Company’s warrants.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the Six Month Periods Ended June 30, 2004 and 2005

	Six Months Ended June 30,

	2004	2005

	(All amounts expressed
	in U.S. dollars)
	(Unaudited)	(Unaudited)
Revenues
Voyage revenue	21,321,769	23,833,736
Commissions	(1,018,218)	(1,340,228)

Net revenue	20,303,551	22,493,508

Operating Expenses
Voyage expenses	60,829	131,903
Vessel operating expenses	4,727,324	4,270,787
Management fees	1,007,771	965,384
Amortization and depreciation	1,640,565	1,824,322
Gain on sale of vessel	(2,315,477)	—

Total operating expenses	5,121,012	7,192,396

Operating income	15,182,539	15,301,112

Other Income/(Expenses)
Interest and finance cost	(297,916)	(545,719)
Derivative gain/(loss)	11,000	(82,029)
Foreign exchange gain/(loss)	(3,734)	312
Interest income	18,535	89,698

Other income/(expenses), net	(272,115)	(537,738)

Net income for the period	14,910,424	14,763,374

Earnings per share, basic and diluted	0.50	0.50

Weighted average number of shares outstanding during the period	29,754,166	29,754,166

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the Six Month Period Ended June 30, 2005

						Retained
						Earnings/
					Paid-In	(Accumulated
			Common	Preferred	Capital	Deficit)	Total
	Comprehensive	Number of	Shares	Shares	(Restated —	(Restated —	(Restated —
	Income	Shares	Amount	Amount	See Note 8)	See Note 8)	See Note 8)

	(All amounts, except per share data, expressed in U.S. dollars)
Balance, December 31, 2004		29,754,166	297,542	—	17,073,381	13,741,732	31,112,655
Net income	14,763,374	—	—	—	—	14,763,374	14,763,374

Dividends/Return of capital		—	—	—	(16,700,000)	(27,525,000)	(44,225,000)

Balance June 30, 2005		29,754,166	297,542	—	373,381	980,106	1,651,029

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Month Period Ended June 30, 2005

	Six Months Ended June 30,

	2004	2005

	(All amounts expressed
	in U.S. dollars)
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income	14,910,424	14,763,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,328,247	1,191,864
Amortization for deferred dry-docking	312,318	632,458
Amortization for deferred finance cost	26,269	61,784
Gain on sale of vessel	(2,315,477)	—
Provision for doubtful accounts	(27,907)	—
(Gain)/ Loss on derivative	(11,000)	82,029
Changes in operating assets and liabilities:
(Increase)/decrease in:
Accounts receivable trade, net	(170,965)	236,233
Prepaid expenses	(319,914)	77,845
Claims and other receivables	333,139	(13,887)
Inventories	98,927	(16,287)
Due from related companies	108,277	(8,621,660)
Increase/(decrease) in:
Trade accounts payable	866,962	67,219
Accrued expenses	(182,671)	116,914
Other liabilities	(93,714)	268,634
Deferred dry docking expenses	(1,480,078)	(688,739)

Net cash provided by operating activities	13,382,837	8,157,781

Cash flows from investing activities:
(Increase)/decrease in cash retention accounts	(494)	(1,230,155)
Proceeds from sale of vessel	6,723,018	—

Net cash used in investing activities	6,722,524	(1,230,155)

Cash flows from financing activities:
Deferred financing costs	—	(157,500)
Dividends paid/ return of capital	(11,762,500)	(44,225,000)
Proceeds from long term debt	—	28,810,000
Repayment of long-term debt	(5,468,780)	(1,400,000)

Net cash used in financing activities	(17,231,280)	(16,972,500)

Net increase in cash and cash equivalents	2,874,081	(10,044,874)
Cash and cash equivalents at beginning of period	8,100,047	15,497,482

Cash and cash equivalents at end of period	10,974,128	5,452,608

Cash paid for interest	253,644	260,376

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Six Month Periods Ended June 30, 2004 and 2005
(All amounts expressed in U.S. dollars)

1.	Basis of Presentation and General Information
      Euroseas Ltd. (the “Company”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies listed below. On June 28, 2005 the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc, a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd, thus becoming the sole shareholder of Euroseas Ltd. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd. Accordingly, the consolidated financial statements of the Company have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below.
      The operations of the vessels are managed by Eurobulk Ltd., a related corporation.
      The manager has an office in Greece located at 40 Ag. Constandinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in exchange for a fixed and variable fee (Note 4).
      The Company is engaged in the ocean transportation of dry bulk and containers through the ownership and operation of the following dry bulk and container carriers:

•	Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel “Ariel”, which was built in 1977 and acquired on March 5, 1993.

•	Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier motor vessel “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996.

•	Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel “John P”, which was built in 1981 and acquired on March 7, 1998.

•	Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.

•	Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier motor vessel “HM Qingdao1” (ex Kuo Jane), which was built in 1990 and acquired on February 16, 2001.

•	Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier motor vessel “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

•	Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier motor vessel “Irini”, which was built in 1988 and acquired on October 15, 2002.

•	Euroseas Acquisition Company Inc. was incorporated in Delaware, United States of America on June 21, 2005, to effect a merger with Cove Apparel Inc. See Note 7.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
      In addition, the historical financial statements include the accounts of the following vessel owning companies which were managed by Eurobulk, Ltd. during the periods presented:

(a) Silvergold Shipping Ltd. incorporated in Cyprus on May 16, 1994. Up to June 3, 1996, the Company was engaged in ship owning activities, but thereafter, the Company’s assets and liabilities were liquidated and the retained earnings were distributed to the shareholders. The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT, Cyprus flag, container carrier motor vessel “Widar”, which was built in 1986. The vessel was sold on April 24, 2004. The group of beneficial shareholders which own the above mentioned ship-owing companies also own the ship owning company, Silvergold Shipping Ltd., accordingly, these accompanying financial statements also consolidate the accounts of Silvergold Shipping Ltd until May 31, 2005, when Silvergold Shipping Ltd paid a final dividend of $35,000 to its shareholders.

(b) Fitsoulas Corporation Limited which was incorporated in Malta on September 24, 1999, is the owner of the Malta flag 41,427 DWT bulk carrier motor vessel Elena Heart, which was built in 1983 and acquired on October 22, 1999. The vessel was sold on March 31, 2003. The group of beneficial shareholders which own the above mentioned ship-owing companies also exercised significant influence over the ship-owning company Fitsoulas Corporation Limited through their 38% interest in that company, and this investment was therefore accounted for using the equity method.
      During the six month periods ended June 30, 2004 and 2005 five charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

	Six Months
	Ended June 30,

Charterer	2004	2005

A	12.91%	16.77%
B	12.37%	—
C	11.6%	—
D	10.87%	—
E	10.81%	19.52%
      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted principles for interim financial information. Accordingly they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flow for the periods presented. Operating results for the six month period ended June 30, 2005 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2005.
      The unaudited interim financial statements as of and for the six month period ended June 30, 2005 and 2004 should be read in conjunction with the audited consolidated financial statements as of and for the three year period ended December 31, 2004.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

2.	Inventories
      The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

June 30,
2005

Lubricants	261,954
Victualling	57,811

Total	319,765

3.	Deferred Revenue
      The account relates to deferred voyage revenue that represents cash received from charterers prior to it being earned. These amounts are recognized as income in the appropriate future periods.

4.	Related Party Transactions
      The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd., a related company (the “Management Company”) whereby the Management Company provides technical and commercial management for a fixed daily fee of Euro 590 for the period ended June 30, 2004 and 2005. Such management fees amounted to $1,007,771 and $965,384 in 2004 and 2005 respectively. These agreements were renewed on January 31, 2005 with an initial term of 5 years and will automatically be extended after the initial period. Termination is not effective until 2 months following notice having been delivered in writing by either party after the initial 5-year period.
      The Company uses brokers to provide services, as it is industry practice. Eurochart S.A., a related party, provides sales and purchases (S&P) and chartering services to the Company. A commission of 1% on vessel sales price and 1%-1.25%, on charter revenue is paid to Eurochart S.A. for these services. The amount paid to Eurochart S.A for the 1% commission amounted to $70,000 and none in the period ended June 30, 2004 and 2005, respectively. There were no vessel sales during the period ended June 30, 2005. The commission on charter revenue for the six month periods ended June 30, 2004 and 2005 amounted to $257,527 and $294,587, respectively.
      Certain shareholders, together with another ship management company, have one joint venture with the insurance broker Sentinel Maritime Services Inc. and one with the crewing agent More Maritime Agencies Inc. The shareholders’ percentage participation in these joint ventures was 35% in 2004 and 58% in 2005.
      Amounts due to related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company or another related party during the normal course of operations for which they have the right to off-set. As of June 30, 2005, the amount due from related companies of $4.00 million primarily reflects charter hire for m/v Nikolaos P, John P and Pantelis P up to May 31, 2005 and for m/v Irini up to June 30, 2005, that is deposited in the bank accounts of Silvergold Shipping Ltd., the company that owned m/v Widar which was sold on April 24, 2004. The present financial statements consolidate the accounts of Silvergold Shipping Ltd until May 31, 2005, when Silvergold Shipping Ltd. paid a final dividend of $35,000 to its shareholders. Silvergold Shipping Ltd., as the related company, continued to perform a treasury function for us as of June 30, 2005, and therefore the cash balance at that date remained in the related party’s account. The funds remained in the Silvergold Shipping Ltd. account solely for purposes of convenience as charters were effecting payments to us in that account. With the opening of new Euroseas accounts, and after completing the necessary paperwork, these funds will be transferred to our accounts or accounts of our subsidiaries. As of December 31, 2005, approximately $3.50 million of the $4.00 million had been repaid, leaving a balance of approximately $530,000, which is expected to be repaid by the end of January 2006.

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

5.	Long-Term Debt
      Long-term debt as of June 30, 2005 comprises bank loans granted to the vessel-owning companies, which are as follows:

			June 30,
Borrower			2005

Diana Trading Limited	(a	)	7,900,000
Alterwall Business Inc./Allendale Investments S.A.	(c	)	20,000,000
Alcinoe Shipping Limited
Oceanpride Shipping Limited
Searoute Maritime Limited
Oceanopera Shipping Limited	(b	)	13,500,000

			41,400,000
Current portion			(14,780,000)

Long-Term Portion			26,620,000

      The future annual loan repayments are as follows:

To June 30
2005	14,780,000
2006	8,980,000
2007	10,180,000
2008	2,860,000
2009	1,800,000
thereafter	2,800,000

Total	$41,400,000

(a)	On May 9, 2005 Diana Trading Ltd. (the owner of m/v Irini) entered into a loan agreement amounting to $4,200,000 which was drawn down on May 9, 2005. The loan is repayable in twelve consecutive quarterly installments being four installments of $450,000 each, and eight installments of $300,000 each with the last installment due in May 2008. The first installment is payable in August 2005. The interest is calculated at LIBOR plus 1.25% per annum.

(b)	On May 16, 2005 Alcinoe Shipping Ltd (the owner of m/v Pantelis P.), Oceanpride Shipping Ltd. (the owner of m/v John P.), Searoute Maritime Ltd. (the owner of m/v Ariel) and Oceanopera Shipping Ltd. (the owner of m/v Nikolaos P) jointly and severally entered into a new eurodollar loan amounting to $13,500,000 which was drawn down on May 16, 2005. Prior to obtaining the loan an amount of $1,400,000 was paid in settlement of the outstanding loans as at March 31, 2005 for Alcinoe Shipping Ltd. and Oceanpride Shipping Ltd. The new loan is repayable in twelve consecutive quarterly installments being two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the last installment in May 2008. The first installment is due in August 2005. Interest is calculated on LIBOR plus 1.5% per annum.

(c)	On May 24, 2005, Allendale Investments S.A. (the owner of m/v Kuo Hsiung) and Alterwall Business Inc. (the owner of m/v HM Qingdao1” (ex Kuo Jane)) jointly and severally entered into a loan agreement amounting to $20,000,000 which was drawn down on May 26, 2005. The outstanding amount

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

of the old loans was $7,800,000 and was repaid in full. The loan is repayable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 in the third year, $450,000 each in the forth through to the sixth year and a balloon payment of $1,000,000 payable with the last installment in May 2011. The interest is calculated at LIBOR plus 1.25% per annum as long as the outstanding amount remains below 60% of the fair market value (FMV) of the vessel and 1.375% if the outstanding amount is above 60% of the FMV of the vessel.
      The loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.

•	first assignment of earnings and insurance.

•	a personal guarantee of one shareholder.

•	a corporate guarantee of Eurobulk Ltd.

•	a pledge of all the issued shares of each borrower
      The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender’s prior consent, the sale of vessels, as well as minimum requirements regarding the hull ratio cover. In addition, the vessel owning companies are not permitted to pay any dividends to Euroseas Ltd. nor Euroseas Ltd. to its shareholders without the lender’s prior consent. The Company is not in default of any credit facility covenant.

6.	Commitments and Contingencies
      There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.
      The distribution of the net earnings by one of the chartering pools performing the exploitation of one of the Company’s vessels has not yet been finalized for the period ended June 30, 2005. Any effect on the Company’s income resulting from any future reallocation of pool income cannot be reasonably estimated.

7.	Subsequent Events
      On August 25, 2005, the Company sold 7,026,993 common shares in an institutional private placement for approximately $21 million, before expenses. As part of the private placement, Euroseas Ltd. has agreed to file a registration statement with the Securities and Exchange Commission to register for re-sale the shares of Euroseas Ltd. The shares have warrants which allow the shareholders of the institutional private placement the right to acquire one share of Euroseas stock for every four shares acquired at a price of $3.60 per share. These warrants exist for a period of five years from the date of registration. As a condition to the private placement, Euroseas Ltd. has agreed to execute a merger agreement with Cove Apparel, Inc. (“Cove”).
      On August 25, 2005, Cove signed an Agreement and Plan of Merger (the “Merger Agreement”) to combine with Euroseas Acquisition Company Inc. (“Euroseas Acquisition Company”), a Delaware corporation and wholly-owned subsidiary of Euroseas Ltd. The Merger Agreement provides for the merger of Euroseas Acquisition Company with Cove, with the current stockholders of Cove receiving 0.102969 shares of Euroseas Ltd. common stock for each share of Cove common stock they presently own. As part of the merger, Euroseas Ltd. has agreed to file a registration statement with the Securities and Exchange Commission to register for re-sale the shares issued in the merger to the Cove stockholders. Upon consummation of the merger, the separate existence of Cove will cease, and Euroseas Acquisition Company will continue as the

EUROSEAS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
surviving corporation and as a wholly owned operating subsidiary of Euroseas Ltd. under the name Cove Apparel, Inc. Euroseas Acquisition Company was formed on June 21, 2005 to effect the merger with Cove.
      On November 2, 2005, the Board of Directors declared a dividend of $0.07 per share subject to the consent of Cove’s shareholders, which consent was received pursuant to an amendment to the Merger Agreement dated as of November 22, 2005. The dividend (i) was paid on or about December 19, 2005 to those holders of record of common stock of the Company on December 16, 2005 (which include the holders of 36,781,159 shares outstanding and any of the holders of 1,756,743 warrants who decide to exercise their warrants by December 16, 2005); and (ii) is payable (A) to the stockholders of Cove Apparel, Inc. (“Cove”) who are entitled to receive shares of the Company’s common stock in connection with Cove’s merger with the Company’s wholly-owned subsidiary, Euroseas Acquisition Company Inc., with such payment being made only to those holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove shares for 1,079,167 shares of the Company’s common stock (assuming such merger is consummated), or (B) to Friends Investment Company Inc. (“Friends”) if such merger is not consummated since Friends will be issued the shares that would have otherwise been issued in the merger.
      In addition, the Board authorized a 1:2 reverse stock split subject to consent of Cove’s shareholders, which consent was received pursuant to an amendment to the Merger Agreement dated as of November 22, 2005. The Management was authorized, to decide not to proceed, on the reverse stock split if it determines, that it is no longer in the best interests of the Company and its shareholders. No date for the split has been set and the Management has not indicated whether it will or will not proceed with the split.
      On October 25, 2005, the Company signed a Memorandum of Agreement to acquire a 2,098 teu containership (m/v Artemis), built in 1987, for a price of $20.65 million. The vessel was delivered to the Company on November 25, 2005.
      On December 28, 2005, Salina Shipholding Corp. (the owner of m/v Artemis which was acquired on October 25, 2005) entered into a loan agreement amounting to $15,500,000 which was drawn down on December 30, 2005. The loan is repayable in ten consecutive six-monthly installments being six installments of $1,750,000 each and four installments of $650,000 and a balloon payment of $2,400,000 payable with the last installment in January 2011. The first installment is due in June 2006. Interest is calculated on LIBOR plus a margin that ranges between 0.9-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over the respective vessel, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd., and (iv) a minimum liquidity balance equal to no less than $300,000 per vessel in the Euroseas fleet through out the life of the facility. The loan agreement contains ship finance covenants including restrictions as to changes in management and ownership of the vessel, distribution of dividends or any other distribution of profits and assets, additional indebtedness and mortgaging of the vessel without the lender’s prior consent, the sale of the vessel, minimum requirements regarding the hull ratio cover and minimum cash retention account.
      On December 7, 2005, the Company’s Board of Directors made a resolution to clarify the breakdown of the dividend of $34,000,000 that was paid on May 31, 2005 (see Note 17(2)). This amount represented a dividend of $17,300,000 and a return of capital in the amount of $16,700,000.

8.	Restatement of previously issued financial statements
      An adjustment was made to restate previously issued financial statements in order to properly reflect the allocation of total distributions to the shareholders in the period ended June 30, 2005 as dividends and return of capital.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.
      The Bylaws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
      Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands provides as follows:
      Indemnification of directors and officers.
      (1) Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
      (2) Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
      (3) When director or officer is successful. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.
      (4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.
      (5) Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.
      (6) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
      (7) Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities
      On August 25, 2005, Euroseas raised approximately $21 million in gross proceeds from a private placement transaction of its securities to a number of institutional and accredited investors. In the private placement, Euroseas issued 7,026,993 shares of common stock at a price of $3.00 per share, as well as warrants to purchase an additional 1,756,743 shares of common stock. The warrants have a five year term and an exercise price of $3.60. All of such shares were issued, and the warrants were granted, in transactions exempt from the registration requirements under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and pursuant to Rule 506 of Regulation D. In particular, there were not more than 35 purchasers of securities and each purchaser represented that it was either (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Each purchaser further represented that it had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of the prospective investment. Finally, each purchaser acknowledged that it was not purchasing the securities as a result of any advertisement, article, notice or other communication regarding the securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. Euroseas filed a Form D with the Commission with respect to this private placement.

Item 8.	Exhibits and Financial Statement Schedules.
      a. Exhibits

2.1	Agreement and Plan of Merger dated as of August 25, 2005 by and among Euroseas Ltd., Euroseas Acquisition Company Inc., Cove Apparel, Inc., and Kevin Peterson, Shawn Peterson, Jodi Hunter and Daniel Trotter(1)
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated November 22, 2005(1)
3.1	Articles of Incorporation of Euroseas Ltd.(1)
3.2	Bylaws of Euroseas Ltd.(1)
4.1	Specimen Common Stock Certificate(1)
4.2	Form of Securities Purchase Agreement(1)
4.3	Form of Registration Rights Agreement(1)
4.4	Form of Warrant(1)
4.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(1)

5.1	Opinion of Seward & Kissel LLP, special Marshall Islands counsel to the Registrant, as to the validity of the shares of Common Stock(2)
8.1	Opinion of Seward & Kissel LLP, as to certain tax matters(2)
10.1	Form of Lock-Up Agreement(1)
10.2	Loan Agreement between Oceanopera Shipping Limited, as borrower and HSBC Bank plc, as lender for the amount of USD$3,200,000, dated June 11, 2001(1)
10.3	Loan Agreement between Diana Trading Ltd., as borrower, and Oceanopera Shipping Limited, as corporate guarantor, and HSBC Bank plc, as the lender, dated October 16, 2002 for the amount of USD$5,900,000(1)
10.4	Loan Agreement between Diana Trading Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of USD$4,200,000 dated May 9, 2005(1)
10.5	Loan Agreement dated May 16, 2005 between EFG Eurobank Ergasias S.A., as lender, and Alcinoe Shipping Limited, Oceanopera Shipping Limited, Oceanpride Shipping Limited, and Searoute Maritime Limited, as borrowers, for the amount of US$13,500,000(1)
10.6	Secured Loan Facility Agreement dated May 24, 2005 between Allendale Investments S.A. and Alterwall Business Inc. as borrowers, Fortis Bank (Nederland) N.V. and others as lenders, and Fortis Bank (Nederland) N.V. as agent and security trustee for USD$20,000,000(1)
10.7	Form of Standard Ship Management Agreement(1)
10.8	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
10.9	Form of Current Time Charter(1)
10.10	Services Agreement between Euroseas Ltd. and Eurobulk Ltd. dated November 2, 2005(1)
10.11	Loan Agreement between Salina Shipping Corp., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated December 28, 2005(2)
21.1	Subsidiaries of the Registrant(2)
23.1	Consents of Seward & Kissel LLP (included in its opinions filed as Exhibits 5.1 and 8.1(2))
23.2	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.(2)
24.1	Power of Attorney(3)

(1)	Previously filed.

(2)	Filed herewith.

(3)	Included on the signature page of this Registration Statement.

      b. Financial Statement Schedules
         None.

Item 9.	Undertakings.
(a)     Rule 415 Offering.
      The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by §210.3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.
(h)     Request for acceleration of effective date or filing of registration statement on Form S-8.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes:

i.	to respond to requests for information that is incorporated by reference into the prospectus, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and

ii.	to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maroussi, Country of Greece on January 19, 2006.

EUROSEAS LTD.

By:	/s/ Aristides J. Pittas

Name: Aristides J. Pittas

Title:	Chairman of the Board and President
POWER OF ATTORNEY
      Each person whose signature appears below constitutes and appoints Aristides J. Pittas, Tasos Aslidis, or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURES	TITLE	DATE

/s/ Aristides J. Pittas Aristides J. Pittas	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	January 19, 2006

/s/ Dr. Anastasios Aslidis Dr. Anastasios Aslidis	Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer) and Authorized Representative in the United States	January 19, 2006

SIGNATURES	TITLE	DATE

/s/ Aristides P. Pittas Aristides P. Pittas	Vice Chairman and Director	January 19, 2006

/s/ Stephania Karmiri Stephania Karmiri	Secretary	January 19, 2006

/s/ George Skarvelis George Skarvelis	Director	January 19, 2006

/s/ George Taniskidis George Taniskidis	Director	January 19, 2006

/s/ Gerald Turner Gerald Turner	Director	January 19, 2006

/s/ Panagiotis Kyriakopoulos Panagiotis Kyriakopoulos	Director	January 19, 2006